Filed Pursuant to Rule 424(b)(4)
Registration No. 333-231135
Prospectus
Babcock & Wilcox Enterprises, Inc.
Common Stock
Nontransferable Subscription Rights to Purchase up to 166,666,667 Shares of Common Stock at $0.30 per Share
We are distributing, at no charge, to the holders of our common stock as of 5:00 p.m., New York City time, on June 27, 2019, which date and time we refer to as the 2019 rights offering record date, non-transferable subscription rights, which we refer to as rights, to purchase up to an aggregate of 166,666,667 newly-issued shares of our common stock. Each holder of our common stock as of the 2019 rights offering record date will receive one right for each share of common stock held as of the 2019 rights offering record date. Each right entitles the holder to purchase 0.986896 shares of our common stock at the subscription price of $0.30 per whole share of common stock, which we refer to as the subscription price. Rights may only be exercised in aggregate for whole numbers of shares of our common stock; no fractional shares of our common stock will be issued in this rights offering, which we refer to as the 2019 rights offering. Any fractional shares of our common stock created by the exercise of the rights will be rounded to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 166,666,667 shares of common stock in the 2019 rights offering. Further, you will not be entitled to exercise an oversubscription privilege to purchase additional shares of common stock that may remain unsubscribed as a result of any unexercised rights in the 2019 rights offering.
If all conditions to the commencement of the 2019 rights offering are satisfied or waived by us in our sole discretion at 5:00 p.m., New York City time, on June 28, 2019, which date and time we refer to as the rights distribution date, the 2019 rights offering will commence and you will receive one right for each share of common stock you held as of the 2019 rights offering record date.
The rights will expire at 5:00 p.m., New York City time, on July 18, 2019, which date and time we refer to as the expiration date, unless extended as described herein. You may not withdraw your exercise of rights in connection with the 2019 rights offering. Rights that are not exercised prior to the expiration date will expire and have no value. There is no minimum number of shares of our common stock that we must sell in order to complete the 2019 rights offering.
We have entered into a backstop exchange agreement, which we refer to as the Backstop Exchange Agreement, with B. Riley FBR, Inc., which we refer to, together with its affiliates, as B. Riley. B. Riley is one of our significant stockholders and lenders and has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of common stock in the 2019 rights offering for cash or by exchanging an equal principal amount of Tranche A-2 or Tranche A-3 last-out term loans. B. Riley will also be entitled to exercise its own basic subscription privilege through the rights it receives pursuant to the 2019 rights offering. B. Riley will not receive any fee for acting as backstop for the 2019 rights offering, however, we have agreed to reimburse B. Riley for all reasonable out-of-pocket costs and expenses it incurs, including fees for its legal counsel. B. Riley’s commitment is subject to the satisfaction of certain conditions. See “The 2019 Rights Offering–Backstop Exchange Agreement.” B. Riley beneficially owned 10,908,713 shares of our common stock, or approximately 6.5% of our outstanding shares of our common stock, as of June 27, 2019.
Neither we nor our Board of Directors, which we refer to as the Board of Directors, has made any recommendation as to whether you should exercise your rights, although our directors and executive officers may exercise their rights in their individual capacities. You are urged to carefully review the subscription materials we will provide and consult with your own legal and financial advisors when deciding whether or not to exercise your rights.
Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “BW.” We do not expect to list the rights on the NYSE as the rights are non-transferable.
In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus as truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 28, 2019.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “B&W,” the “Company,” “we,” “us,” “our,” or similar references, mean Babcock & Wilcox Enterprises, Inc.
We have not authorized any person to provide information other than that provided in this prospectus and the documents incorporated by reference. We do not take any responsibility for, or provide any assurance as to the reliability of, any information that others may give you. This prospectus may be used only for the purpose for which it has been published. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page and that any information previously filed with the Securities and Exchange Commission, or SEC, that is incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights. Our business, financial condition, results of operations and prospects may have changed since those dates.
The distribution of this prospectus and the offer or sale of our common stock in some jurisdictions may be restricted by law. Persons outside of the United States who come into possession of this prospectus are required to inform themselves about and to observe any applicable restrictions. This prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation.

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QUESTIONS AND ANSWERS RELATING TO THE 2019 RIGHTS OFFERING
The following are examples of what we anticipate will be common questions about the 2019 rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the 2019 rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of this rights offering and provide additional information about us and our business, including potential risks related to the 2019 rights offering, our common stock and our business.
Q:    What is a rights offering?

A:
A rights offering is a distribution of subscription rights on a pro rata basis to stockholders of a company. We are distributing, at no charge, to the holders of our common stock as of the 2019 rights offering record date, non-transferable subscription rights to purchase up to an aggregate of 166,666,667 newly-issued shares of our common stock. Each holder of our common stock as of the 2019 rights offering record date will receive one right for each share of our common stock held as of the 2019 rights offering record date. Each right entitles the holder to purchase 0.986896 shares of our common stock from us at the subscription price of $0.30 per whole share of common stock.

Q.	What is a right?

A.
Each right entitles its holder to purchase 0.986896 shares of our common stock from us at the subscription price of $0.30 per whole share of common stock. The subscription price for the rights is an approximately 8.8% discount to the closing price of our common stock on June 27, 2019.

Q.	What are the record and distribution dates for the 2019 rights offering?

A.
Each holder of record of our common stock as of 5:00 p.m., New York City time, on June 27, 2019, which we refer to as the 2019 rights offering record date, will receive rights on June 28, 2019, the rights distribution date.

Q.	Are there other key dates relating to the 2019 rights offering?

A.
Yes. Below is a list of the key dates for the 2019 rights offering of which you should be aware. With the exception of the 2019 rights offering record date and rights distribution date, the dates listed below are subject to change in the event we decide to extend the 2019 rights offering as discussed herein. For more information regarding these dates, we encourage you to review “The 2019 Rights Offering,” as that section of this prospectus describes other timing considerations of which you should be aware regarding the 2019 rights offering (including, for example, dates by which different forms of payment upon the exercise of rights are deemed received).

Date	Event / Action
5:00 p.m., New York City time, on June 27, 2019	2019 rights offering record date.
5:00 p.m., New York City time, on June 28, 2019	Rights distribution date; commencement of subscription period.
5:00 p.m., New York City time, on July 18, 2019	Expiration of the 2019 rights offering.

Q.	Why are you conducting the 2019 rights offering and how will you use the proceeds?

A.
On April 5, 2019, we announced that we paid a combined £70 million (approximately $91.5 million at exchange rates at the time of announcement) to the customers on our two remaining European Vølund loss projects – referred to as the “second” and “fifth” projects in previous communications – in exchange for significantly limiting the Company’s obligations under these contracts, including a waiver of the customer’s rejection and termination rights on the fifth project. On April 5, 2019, we also announced that we had amended our U.S. credit agreement with our current lenders. The amendment provided an additional $150.0 million of financing from B. Riley through Tranche A-3 last-out term loans as well as an incremental uncommitted facility of up to $15.0 million to be provided by B. Riley or an assignee. The proceeds from the Tranche A-3 last-out term loans were used to pay the amounts due under these settlement agreements on our two remaining European Vølund loss projects and for working capital and general corporate purposes.
In connection with this amendment, we agreed to use our reasonable best efforts to effect a series of transactions intended to equitize a portion of the last-out term loans outstanding under our U.S. credit agreement. These transactions, which we refer to as the Equitization Transactions, are as follows:

•
a $50.0 million rights offering allowing our stockholders to subscribe for shares of our common stock at a price of $0.30 per share, the proceeds of which will be used to prepay a portion of the Tranche A-3 last-out term loans under our U.S. credit agreement;

•	the exchange of Tranche A-1 last-out term loans under our U.S. credit agreement for shares of our common stock at a price of $0.30 per share, which we refer to as the Tranche A-1 Debt Exchange; and

•
the issuance to B. Riley or its designees of an aggregate 16,666,667 warrants, each to purchase one share of our common stock at an exercise price of $0.01 per share, which we refer to as the Warrant Issuance.

The 2019 rights offering is intended to satisfy our obligation to effect the first of the Equitization Transactions, and, as a result, the proceeds from the 2019 rights offering will be used to repay a portion of our Tranche A-3 last-out term loans under the U.S. credit agreement.

Q.	How was the subscription price determined?

A.
The subscription price was initially established at $0.30 per share of our common stock following negotiations with B. Riley, the backstop exchange party, as part of the negotiations regarding our commitment to seek to undertake the Equitization Transactions. The subscription price was not intended to bear any relationship to the historical price of our common stock or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the subscription price should not be considered an indication of the actual value of our company or our common stock.

Q.	What do I have to do to receive rights?

A.
Nothing. Holders of our common stock on the 2019 rights offering record date are not required to pay any cash, give up any shares of common stock or deliver any other consideration in order to receive the rights being distributed.

Q.	Will the 2019 rights offering include an oversubscription privilege?

A.
No. You will not be entitled to exercise an oversubscription privilege to purchase any additional shares of our common stock that may remain unsubscribed as a result of any unexercised rights after the expiration of the 2019 rights offering. B. Riley, as the backstop exchange party, has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of common stock in the 2019 rights offering for cash or by exchanging an equal principal amount of Tranche A-2 or Tranche A-3 last-out term loans.

Q.	Will the Company issue fractional rights?

A.
No. Holders of our common stock as of the 2019 rights offering record date will receive one right for each share of our common stock held as of the 2019 rights offering record date. We will not issue fractional rights or pay cash in lieu of fractional rights.

Q.	How will fractional shares of common stock be treated in the 2019 rights offering?

A.
Each right entitles the holder to purchase 0.986896 shares of newly-issued common stock from us at the subscription price of $0.30 per whole share of common stock. However, we will not issue any fractional shares of common stock or cash in lieu of fractional shares of common stock in the 2019 rights offering. You may only exercise your rights to purchase shares of our common stock in whole numbers and any fractional shares will be rounded to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 166,666,667 shares of common stock in the 2019 rights offering. In the unlikely event that, because of the rounding of fractional shares of common stock, the 2019 rights offering would have been subscribed in an amount in excess of 166,666,667 shares of common stock, all shares issued in the 2019 rights offering will be reduced in an equitable manner as we determine in our sole discretion. Any excess funds insufficient to purchase one whole share of our common stock will be returned to you by the subscription agent without penalty or interest.

Q.	When will the 2019 rights offering commence and when will it expire?

A.
The 2019 rights offering will commence on June 28, 2019 and will expire at the expiration date of 5:00 p.m., New York City time, on July 18, 2019, which is the 20th calendar day following the commencement of the 2019 rights offering, unless we extend such date or time as described herein. We may extend the expiration date for any reason and for any length of time at our discretion. However, we do not intend to extend the expiration date for more than 20 calendar days past the original 20 calendar day period. Notwithstanding the foregoing, we will extend the duration of the 2019 rights offering as required by applicable law.

The Backstop Exchange Agreement does not prevent us from cancelling, terminating, amending or extending the 2019 rights offering prior to the commencement of the offering. However, once the 2019 rights offering has commenced, any such cancellation, termination, amendment or extension will require the prior consent of B. Riley (except for an extension of the subscription period by not more than 10 days), unless the Backstop Exchange Agreement is terminated.

Q.	Who is the backstop exchange party in the 2019 rights offering?

A.
B. Riley, one of our significant stockholders and lenders, will serve as a backstop exchange party in the 2019 rights offering. B. Riley beneficially owned 10,908,713 shares of our common stock, or approximately 6.5% of our outstanding common stock, as of the 2019 rights offering record date.

Q.	How does the backstop exchange commitment work?

A.
Pursuant to the Backstop Exchange Agreement, B. Riley has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of common stock in the 2019 rights offering for cash or by exchanging an equal principal amount of Tranche A-2 or Tranche A-3 last-out term loans. B. Riley will also be entitled to exercise its own basic subscription privilege through the rights it receives.

B. Riley’s obligations under the Backstop Exchange Agreement are subject to various terms and conditions. See “The 2019 Rights Offering–Backstop Exchange Agreement” for additional information.

Q.	Why is there a backstop exchange party?

A.
As described above, we are conducting the 2019 rights offering as part of the overall set of Equitization Transactions intended to equitize a portion of our last-out term loans under our U.S. credit agreement. As part of our agreement to use our reasonable best efforts to seek to effect the Equitization Transactions,

B. Riley agreed to use its reasonable best efforts to act as a backstop for the rights offering contemplated as part of the Equitization Transactions. B. Riley’s commitment to act as the backstop exchange party for the 2019 rights offering is intended to satisfy this obligation.

Q.	Is the backstop exchange party receiving a fee for providing the backstop exchange commitment?

A.
No. B. Riley will not receive any fee for acting as backstop for the 2019 rights offering. However, we have agreed to reimburse B. Riley for all reasonable out-of-pocket costs and expenses it incurs, including fees for its legal counsel.

Q.	When do the obligations of the backstop exchange party expire?

A.
Unless extended by us, the backstop exchange commitment will expire if the 2019 rights offering has not been concluded prior to the Additional Term Loan Prepayment Transaction Deadline (as defined under “The 2019 Rights Offering–Backstop Exchange Agreement–Termination”).

Q.	Are there any conditions on the backstop exchange party’s obligations to purchase any unsubscribed shares of common stock?

A.
Yes. Our obligations and the obligations of B. Riley to consummate the transactions contemplated by the Backstop Exchange Agreement are subject to the satisfaction of various conditions described in “The 2019 Rights Offering–Backstop Exchange Agreement.” B. Riley’s obligations as backstop exchange party are not, however, subject to the absence of a material adverse change in our business, financial condition or results of operations or a material deterioration in the financial markets.

Q.	Can you change or terminate the 2019 rights offering?

A.
We reserve the right to amend, extend, terminate or cancel the 2019 rights offering on or prior to the expiration date for any reason in our sole discretion. We may cancel the 2019 rights offering if at any time before completion of the 2019 rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the 2019 rights offering that in our sole judgment would or might make the 2019 rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the 2019 rights offering. If we cancel the 2019 rights offering, in whole or in part, all affected rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Q.	If you terminate the 2019 rights offering, will my subscription payment be refunded to me?

A.
Yes. If we terminate the 2019 rights offering, the subscription agent will return promptly all subscription payments received by it. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the 2019 rights offering.

Q.	How many shares of common stock do you expect to be outstanding following the 2019 rights offering and the other Equitization Transactions?

A.
Assuming the 2019 rights offering is fully subscribed, and without giving effect to any anti-dilution adjustments associated with outstanding equity awards and based on 168,881,347 shares of our common stock outstanding as of June 27, 2019, we estimate that we would have approximately 461.3 million shares of common stock outstanding immediately following the completion of the Equitization Transactions. This does not include 16,666,667 shares of common stock subject to issuance pursuant to the warrants issued in the Warrant Issuance or shares of common stock reserved for issuance under the Babcock & Wilcox Enterprises, Inc. Amended and Restated 2015 Long-Term Incentive Plan, which we refer to as the 2015 LTIP. The actual number of shares of common stock issued in the Equitization Transactions may be higher than the amount indicated, however, due to, among other things, the accumulation of paid-in-kind interest on the outstanding Tranche A-1 last-out term loans under our U.S. credit agreement through the completion of the Tranche A-1 Debt Exchange.

Q.	How might the 2019 rights offering affect the trading price of the common stock?

A.
We cannot assure you as to how the 2019 rights offering will impact the trading price of our common stock. Historically, due to the inclusion of a discounted subscription price and the resulting dilution, rights offerings have adversely impacted the trading price of the underlying stock, especially during the period that the rights offerings remain open.

Q.	How do I exercise my rights?

A.
Subscription materials, including rights certificates, will be made available to holders upon the commencement of the 2019 rights offering. Each holder who wishes to exercise its rights should properly complete and sign the applicable rights certificate and deliver the rights certificate together with payment of the subscription price for each share of our common stock subscribed for to the subscription agent before the expiration date. We recommend that any holder of rights who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights under “The 2019 Rights Offering–Exercising Your Rights,” in the rights certificates themselves and in the document entitled “Instructions for Use of Babcock & Wilcox Enterprises, Inc. Rights Certificates” that accompanies this prospectus.

Q.	How may I pay the subscription price?

A.
Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank payable to the subscription agent, which is Computershare Trust Company, N.A. Payments should be made payable to “Computershare Trust Company, N.A.” Please see “The 2019 Rights Offering–Delivery of Subscription Materials and Payment.”

Q.	What should I do if I want to participate in the 2019 rights offering but my shares of common stock will be held in the name of my broker or a custodian bank on the 2019 rights offering record date?

A.
We will ask brokers, dealers and nominees holding shares of common stock on behalf of other persons to notify these persons of the 2019 rights offering. Any beneficial owner wishing to exercise its rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding our common stock on behalf of other persons on the 2019 rights offering record date.

Q.	Will I receive subscription materials by mail if my address is outside the United States?

A.
No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on the fifth business day before the expiration date, and establish to the satisfaction of the subscription agent that it is permitted to exercise its rights under applicable law.

Q.	Will I receive rights for shares I own through the Company’s 401(k) plan, non-qualified defined contribution retirement plan or Supplemental Executive Retirement Plan?

A.
No. Certain retirement plans, like our 401(k) plan, non-qualified defined contribution retirement plan or Supplemental Executive Retirement Plan, which we collectively refer to as the Benefit Plans, are not permitted to acquire, hold or dispose of rights unless the U.S. Department of Labor issues a prohibited transaction exemption. We have determined that it would not be prudent or cost-effective to request an exemption to permit the Benefit Plans to acquire and hold rights that the Benefit Plans would be unable to exercise. Accordingly, the Benefit Plans have been excluded from receiving any rights under the 2019 rights offering.

Q.	Will I be charged any fees if I exercise my rights?

A.
We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

Q.	May I transfer my rights if I do not want to purchase any shares?

A.	No. The rights are non-transferable.

Q.	Am I required to exercise the rights I receive in the 2019 rights offering?

A.
No. However, we intend to issue an aggregate 166,666,667 shares of our common stock through the 2019 rights offering and the backstop exchange commitment. If a stockholder does not exercise its rights in the 2019 rights offering in full, its percentage ownership will be materially diluted after the 2019 rights offering. Further, because we will issue additional shares of our common stock in the other Equitization Transactions and our stockholders (other than B. Riley and Vintage Capital Management, LLC, which we refer to as Vintage) will not be given the opportunity to participate in those issuances, our stockholders (other than B. Riley and Vintage) will see their percentage ownership materially diluted following the other Equitization Transactions regardless of whether they exercise their rights to participate in the 2019 rights offering.

Q.	If I exercise rights in the 2019 rights offering, may I withdraw the exercise?

A.	No. Once you have exercised your rights, you may not withdraw your exercise.

Q.	If I exercise my rights, when will I receive the shares for which I have subscribed?

A.
We will issue the shares of common stock for which subscriptions have been properly delivered to the subscription agent prior to the expiration date, as soon as practicable following the expiration date. We will not be able to calculate the number of shares of common stock to be issued to each exercising holder of rights until the expiration date, which is the latest time by which rights certificates may be delivered to the subscription agent.

Q.	Are there any risks in exercising my rights?

A.
Yes. The exercise of your rights involves risks. Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully read the section entitled “Risk Factors” beginning on page 17 of this prospectus and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Q.	Has the Company or the Board of Directors made a recommendation as to whether I should exercise my rights or how I should pay my subscription price?

A.
No. Neither we nor the Board of Directors have made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for common stock or simply take no action with respect to your rights, based on your own assessment of your best interests. However, if you do not exercise your rights, you will lose any value inherent in the rights and your percentage ownership interest in us will be diluted. As of the date of this prospectus, none of our directors or executive officers has definitively indicated an intention with respect to participation in the 2019 rights offering. Some of our executive officers and directors may exercise some or all of their rights.

Q.	What are the U.S. federal income tax consequences of the receipt and exercise of the rights?

A.
We have received an opinion of counsel to the effect that, among other things, for U.S. federal income tax purposes, (i) no gain or loss should be recognized by us as a result of the distribution of rights and (ii) no gain or loss should be recognized by, and no amount should be included in the income of, holders of our common stock upon the receipt of rights. Stockholders who receive rights should not recognize taxable income, gain or loss in connection with the exercise of such rights pursuant to the 2019 rights offering. For a more complete summary of the material U.S. federal income tax consequences of the receipt and exercise of rights to our stockholders, please see “Material U.S. Federal Income Tax Consequences.”

Q.	Does the 2019 rights offering require a vote of the Company’s stockholders?

A.
Yes. At our 2019 annual meeting of stockholders held on June 14, 2019, our stockholders approved, among other things, (i) an amendment to our restated certificate of incorporation to increase the authorized number of shares of common stock that we may permissibly issue from 200,000,000 to 500,000,000, (ii) the Equitization Transactions, including the acquisition of additional shares of stock by B. Riley and Vintage as part of the Backstop Exchange Agreement, the Tranche A-1 Debt Exchange and the issuance and exercise of warrants in the Warrant Issuance, and (iii) an amendment to our restated certificate of incorporation to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that is presented to B. Riley, Vintage, or their respective directors, officers, shareholders, or employees.

As part of our 2019 annual meeting of stockholders, we also received approval for, among other things, a reverse stock split to be completed following the Equitization Transactions.

Q.	What should I do if I have other questions?

A.
If you have questions or need assistance, please contact D.F. King & Co., Inc., the information agent for the 2019 rights offering, at (212) 269-5550 (for banks and brokers) or (800) 622-1649 (toll free), or email at bw@dfking.com.

PROSPECTUS SUMMARY
The following summary provides an overview of certain information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that is important to you or that you should consider before deciding to invest in our common stock. You should carefully read this prospectus and the registration statement of which it is a part, as well as documents incorporated by reference, in their entirety before deciding to invest in our common stock, including the information discussed under “Risk Factors” in this prospectus and under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the information presented in our consolidated financial statements and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference in this prospectus. Certain statements contained in this summary are forward-looking statements that involve risk and uncertainty. Our actual results may differ significantly for future periods. See “Cautionary Note Regarding Forward-Looking Statements.”
Our Company
We are a leading technology-based provider of advanced fossil and renewable power generation and environmental equipment that includes a broad suite of boiler products, environmental systems, and services for power and industrial uses. We specialize in technology and engineering for power generation and various other industries, including the procurement, erection and specialty manufacturing of related equipment, and services, including:

•	high-pressure equipment for energy conversion, such as boilers fueled by coal, oil, bitumen, natural gas, and renewables including municipal solid waste and biomass fuels;

•
environmental control systems for both power generation and industrial applications to incinerate, filter, capture, recover and/or purify air, liquid and vapor-phase effluents from a variety of power generation and specialty manufacturing processes;

•
aftermarket support for the global installed base of operating plants with a wide variety of products and technical services including replacement parts, retrofit and upgrade capabilities, field engineering, construction, inspection, operations and maintenance, condition assessment and other technical support;

•	custom-engineered comprehensive dry and wet cooling solutions;

•	gas turbine inlet and exhaust systems, custom silencers, filters and custom enclosures; and

•	engineered-to-order services, products and systems for energy conversion worldwide and related auxiliary equipment, such as burners, pulverizers, soot blowers and ash and material handling systems.
Our overall activity depends significantly on the capital expenditures and operations and maintenance expenditures of global electric power generating companies, other steam-using industries and industrial facilities with environmental compliance and noise abatement needs. Several factors influence these expenditures, including:

•	prices for electricity, along with the cost of production and distribution including the cost of fuel within the United States or internationally;

•	demand for electricity and other end products of steam-generating facilities;

•	requirements for environmental and noise abatement improvements;

•	expectation of future requirements to further limit or reduce greenhouse gas and other emissions in the United States and internationally;

•	environmental policies which include waste-to-energy or biomass as options to meet legislative requirements and clean energy portfolio standards;

•	level of capacity utilization at operating power plants and other industrial uses of steam production;

•	requirements for maintenance and upkeep at operating power plants to combat the accumulated effects of usage;

•	overall strength of the industrial industry; and

•	ability of electric power generating companies and other steam users to raise capital.
Customer demand is heavily affected by the variations in our customers' business cycles and by the overall economies and energy, environmental and noise abatement needs of the countries in which they operate.
Recent Strategic Business and Financing Developments
On April 5, 2019, we announced that we paid a combined £70 million (approximately $91.5 million at exchange rates at the time of announcement) to the customers on our two remaining European Vølund loss projects – referred to as the “second” and “fifth” projects in previous communications – in exchange for significantly limiting our obligations under these contracts, including a waiver of the customer’s rejection and termination rights on the fifth project. We agreed to provide construction services on the fifth project to complete key systems of the plant, not to exceed a minimal cost to complete. The settlement also eliminates all historical claims and remaining liquidated damages. Upon completion of these activities in accordance with the settlement, we will have no further obligation related to the fifth project other than customary warranty of core products. For the second project, the settlement clearly defines and limits the remaining performance obligations and settles prior claims. Turnover of the second project was confirmed in June, effective mid-May, when the operations and maintenance contract was deemed to have started.
We also entered into a settlement in connection with an additional European waste-to-energy EPC contract for which notice to proceed was not given and the contract was not started. The settlement limits our obligations to core scope activities and eliminates risk related to us acting as the prime EPC should the project move forward.
On April 5, 2019, we also announced that we had taken action to strengthen our financial position. This included securing additional financing and amending our U.S. credit agreement with our current lenders. The amendment provided for an additional $150.0 million of financing from B. Riley through Tranche A-3 last-out term loans as well as an incremental uncommitted facility of up to $15.0 million to be provided by B. Riley or an assignee. The proceeds from the Tranche A-3 last-out term loans were used to pay the amounts due under the settlement agreements described above and for working capital and general corporate purposes. The amendment also, among other things, modified various covenants in our U.S. credit agreement going forward to provide us with additional operational flexibility and created an event of default if we fail to terminate the existing revolving credit facility under the U.S. credit agreement on or before March 15, 2020. In connection with the amendment, we entered into a letter agreement with B. Riley and Vintage pursuant to which we committed to use our reasonable best efforts to effect the following Equitization Transactions:

•
a $50.0 million rights offering allowing our stockholders to subscribe for shares of our common stock at a price of $0.30 per share, the proceeds of which will be used to prepay a portion of the Tranche A-3 last-out term loans under our U.S. credit agreement;

•	the exchange of Tranche A-1 last-out term loans under our U.S. credit agreement for shares of our common stock at a price of $0.30 per share; and

•	the issuance to B. Riley or its designees of an aggregate 16,666,667 warrants, each to purchase one share of our common stock at an exercise price of $0.01 per share.
In order to complete the Equitization Transactions and certain other planned transactions, we also committed to seek stockholder approval of, among other actions, (i) an amendment to our restated certificate of incorporation to increase the authorized number of shares of common stock that we may permissibly issue from 200,000,000 to 500,000,000, (ii) the Equitization Transactions, including the acquisition of additional shares of stock by B. Riley and Vintage as part of the Backstop Exchange Agreement, the Tranche A-1 Debt Exchange and the issuance and exercise of warrants in the Warrant Issuance, (iii) an amendment to our restated certificate of incorporation to waive our expectation of certain corporate opportunities presented to B. Riley or Vintage and (iv) a reverse stock split to be completed following the Equitization Transactions. On June 14, 2019, our stockholders approved these matters at our 2019 annual meeting of stockholders.
As contemplated by the letter agreement, on April 30, 2019 we entered into an investor rights agreement with B. Riley and Vintage, which we refer to as the Investor Rights Agreement, providing each of them with certain governance rights, including (i) the right for B. Riley and Vintage to each nominate up to three individuals to serve on the Board of Directors, subject to certain continued lending and equity ownership thresholds, and (ii) pre-emptive rights permitting B. Riley to participate in future issuances of our equity securities. The rights provided to B. Riley and Vintage as part of the Investor Rights Agreement will remain in full force and effect regardless of whether we are able to complete all or any part of the Equitization Transactions. For additional detail on the Investor Rights Agreement, see “The Equitization Transactions–Investor Rights Agreement.”
In connection with the letter agreement, we also committed, subject to stockholder approval and in consultation with B. Riley and Vintage, to establish an equity pool of 16,666,666 shares of our common stock for issuance for long-term incentive planning, upon such terms (including any vesting period or performance targets), in such amounts and forms of awards as the Compensation Committee of the Board of Directors determines. We received stockholder approval at our 2019 annual meeting of stockholders to amend and restate the 2015 LTIP to authorize the issuance of additional shares of our common stock in order to satisfy this obligation.
The 2019 Rights Offering
The Offer
We are distributing, at no charge, to the holders of our common stock as of the 2019 rights offering record date of 5:00 p.m., New York City time, on June 27, 2019, non-transferable rights to purchase up to an aggregate of 166,666,667 newly-issued shares of our common stock. Each holder of our common stock as of the 2019 rights offering record date will receive one right for each share of common stock held as of the 2019 rights offering record date. Each right entitles the holder to purchase 0.986896 shares of our common stock at the subscription price of $0.30 per whole share of common stock. The gross proceeds from the 2019 rights offering will be approximately $50 million after giving effect to the backstop exchange commitment.
Rights may be exercised at any time during the subscription period, which commences on June 28, 2019, and ends at 5:00 p.m., Eastern Time, on July 18, 2019, the expiration date, unless extended by us. The subscription period may be extended as described in this prospectus. Following commencement of the 2019 rights offering, we may not amend the terms of the 2019 rights offering without the consent of B. Riley; however, we may extend the subscription period for up to 10 days without the prior written consent of B. Riley.
Rights may only be exercised in aggregate for whole numbers of shares of our common stock; no fractional shares of our common stock or cash in lieu of fractional shares of common stock will be issued in the 2019 rights offering. Any fractional shares of our common stock created by the exercise of the rights will be rounded to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 166,666,667 shares of common stock in the 2019 rights offering. In the unlikely event that, because of the rounding of fractional shares of common stock, the 2019 rights offering would have been subscribed in an amount in excess of 166,666,667 shares of common stock, all shares issued in the 2019 rights offering will be reduced in an equitable manner as we determine in our sole discretion. Further, you will not be entitled to exercise an oversubscription privilege to purchase additional shares of common stock that may remain unsubscribed as a result of any unexercised rights in the 2019 rights offering.
If the 2019 rights offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with the 2019 rights offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the 2019 rights offering and return your subscription payment.
Purpose of the 2019 Rights Offering
As discussed in greater detail elsewhere in this prospectus, in April 5, 2019, we announced that we paid a combined £70 million (approximately $91.5 million at exchange rates at the time of announcement) to the customers on our two remaining European Vølund loss projects – referred to as the “second” and “fifth” projects in previous communications – in exchange for significantly limiting the Company’s obligations under these contracts, including a waiver of the customer’s rejection and termination rights on the fifth project. On April 5, 2019, we also announced that we had amended our U.S. credit agreement with our current lenders. The amendment provided an additional $150.0 million of financing from B. Riley through Tranche A-3 last-out term loans as well as an incremental uncommitted facility of up to $15.0 million to be provided by B. Riley or an assignee. The proceeds from the Tranche A-3 last-out term loans were used to pay the amounts due under these settlement agreements on our two remaining European Vølund loss projects and for working capital and general corporate purposes.
In connection with this amendment, we agreed to use our reasonable best efforts to effect a series of transactions intended to equitize a portion of the last-out term loans outstanding under our U.S. credit agreement through the Equitization Transactions. The 2019 rights offering is intended to satisfy our obligation to effect the first of the Equitization Transactions, and, as a result, the proceeds from the 2019 rights offering will be used to repay a portion of our Tranche A-3 last-out term loans under the U.S. credit agreement.
Backstop Exchange Agreement
On April 30, 2019, we entered into the Backstop Exchange Agreement with B. Riley. Pursuant to the Backstop Exchange Agreement, B. Riley has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of common stock in the 2019 rights offering for cash or by exchanging an equal principal amount of Tranche A-2 or Tranche A-3 last-out term loans. B. Riley’s purchase of shares of our common stock pursuant to the Backstop Exchange Agreement will be completed in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act. B. Riley will not receive any fee for acting as backstop for the 2019 rights offering, however, we have agreed to reimburse B. Riley for all reasonable out-of-pocket costs and expenses it incurs, including fees for its legal counsel.
Our obligations and the obligations of B. Riley to consummate the transactions contemplated by the Backstop Exchange Agreement are subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by either party with respect to itself in its sole discretion), which we refer to as the joint conditions:

(i)
the registration statement relating to the 2019 rights offering shall have been declared effective by the SEC and shall continue to be effective and no stop order shall have been entered by the SEC with respect thereto;

(ii)	the 2019 rights offering shall have been conducted in accordance with the Backstop Exchange Agreement in all material respects without the waiver of any condition thereto;

(iii)
all material governmental and third-party notifications, filings, consents, waivers, and approvals required for the consummation of the transactions contemplated by the Backstop Exchange Agreement, including the 2019 rights offering, shall have been made or received;

(iv)
no action shall have been taken, no statute, rule, regulation, or order shall have been enacted, adopted, or issued by any federal, state, or foreign governmental or regulatory authority, and no judgment, injunction, decree, or order of any federal, state or foreign court shall have been issued that, in each case, prohibits the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering or materially impairs the benefit of implementation thereof, and no action or proceeding by or before any federal, state, or foreign governmental or regulatory authority shall be pending or, to the knowledge of the parties, threatened wherein an adverse judgment, decree, or order would be reasonably likely to result in the prohibition of or material impairment of the benefits of the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering;

(v)
we shall have received requisite stockholder approval of each of (i) a proposal to approve the Equitization Transactions, (ii) a proposal to increase authorized shares, and (iii) a proposal to renounce certain corporate opportunities (collectively, the “Equitization Proposals”), which approval was obtained at our 2019 annual meeting of stockholders held on June 14, 2019;

(vi)
the shares of our common stock to be issued in the 2019 rights offering shall have been approved for listing on the NYSE, subject to official notice of issuance; provided, however, that this condition will not apply in the event our common stock ceases to be listed and traded on the NYSE on or prior to the closing; and

(vii)	the Investor Rights Agreement and the Registration Rights Agreement shall remain in full force and effect with regard to us and B. Riley.
If required, the Company and B. Riley will file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with B. Riley's acquisition of common stock in the Equitization Transactions.
In addition to the joint conditions, our obligation to issue and sell to B. Riley shares of our common stock under the Backstop Exchange Agreement is subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by us in our sole discretion):

(i)	the representations and warranties of B. Riley made in the Backstop Exchange Agreement shall be true and correct, subject to certain materiality exceptions; and

(ii)	B. Riley has performed and complied in all material respects with all covenants and agreements contained in the Backstop Exchange Agreement.
In addition to the joint conditions, B. Riley’s obligation to purchase shares of our common stock under the Backstop Exchange Agreement is subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by B. Riley in its sole discretion):

(i)	our representations and warranties made in the Backstop Exchange Agreement shall be true and correct, subject to certain materiality exceptions; and

(ii)	we have performed and complied in all material respects with all covenants and agreements contained in the Backstop Exchange Agreement.
In addition to the foregoing, our obligation to commence and consummate the 2019 rights offering under the Backstop Exchange Agreement is subject to conditions set forth in "The 2019 Rights Offering–Backstop Exchange Agreement–Conditions to the Backstop Exchange Commitment."
See “The Rights Offering–Backstop Exchange Agreement” for additional information.
Use of Proceeds
We expect to use the proceeds from the 2019 rights offering to partially repay the indebtedness outstanding and our other obligations under the Tranche A-3 last-out term loans under our U.S. credit agreement. See “Use of Proceeds.”
Subscription and Information Agent
D.F. King & Co., Inc. will act as the information agent in connection with the 2019 rights offering. You may contact the information agent with questions at (212) 269-5550 (for banks and brokers) or (800) 622-1649 (toll free), or by email at bw@dfking.com. Computershare Trust Company, N.A. will act as the subscription agent in connection with the 2019 rights offering.
Exchange of Tranche A-1 Last-Out Term Loans
Concurrent with the closing of the 2019 rights offering, we expect to complete a debt-for-equity exchange with the holders of all outstanding Tranche A-1 last-out term loans under the U.S. credit agreement, pursuant to which we will exchange shares of our common stock at the subscription price of $0.30 per share for an equal aggregate principal amount of Tranche A-1 last-out term loans under the U.S. credit agreement.
As of March 31, 2019, all outstanding Tranche A-1 last-out term loans under the U.S. credit agreement were held by Vintage. Subject to certain limited exceptions, Vintage may transfer part or all of the Tranche A-1 last-out term loans prior to the completion of the Tranche A-1 Debt Exchange, including to B. Riley. All shares of our common stock issued pursuant to the Tranche A-1 Debt Exchange will be issued in a transaction exempt from registration under the Securities Act, and we will not have any obligation to issue shares of our common stock to any person in the absence of such an exemption from registration.
The completion of the Tranche A-1 Debt Exchange will be conditioned on, among other things, the closing of the 2019 rights offering.
Based on approximately $37.7 million aggregate principal amount of Tranche A-1 last-out term loans under the U.S. credit agreement outstanding as of June 27, 2019, if the Tranche A-1 Debt Exchange is completed, we would issue an aggregate of approximately 125.7 million shares of our common stock to holders of the Tranche A-1 last-out term loans. The actual number of shares of our common stock that we issue in the Tranche A-1 Debt Exchange will likely be greater than this amount because the Tranche A-1 last-out term loans accrue interest through the date of the exchange at a fixed rate per annum of 7.5% payable in cash and 8% payable in kind.
Issuance of the Warrants
Concurrently with the Tranche A-1 Debt Exchange, we intend to issue to B. Riley, or such other persons as B. Riley directs, an aggregate of 16,666,667 warrants, each exercisable for one right to purchase one share of our common stock at a purchase price of $0.01 per share. These warrants, and the shares of our common stock issuable upon exercise, will be issued in transactions exempt from registration under the Securities Act. For more information, see “The Equitization Transactions–Issuance of the Warrants.”
The 2019 Annual Meeting of Stockholders
Our 2019 annual meeting of stockholders took take place on June 14, 2019. At the 2019 annual meeting of stockholders, we asked our stockholders to approve, among other proposals, the following proposals for general improvements in our corporate governance framework and proposals necessary for the conduct of the Equitization Transactions:

•	an amendment to our restated certificate of incorporation to increase the authorized number of shares of our common stock from 200,000,000 to 500,000,000 shares;

•	an amendment to our restated certificate of incorporation to declassify the Board of Directors;

•
amendments to our restated certificate of incorporation to remove provisions that require the affirmative vote of holders of at least 80% of the voting power to approve certain amendments to our restated certificate of incorporation and our bylaws, and replace this requirement with a majority vote requirement;

•	approval of the Equitization Transactions;

•
an amendment to our restated certificate of incorporation to renounce any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any business opportunity that is presented to B. Riley, Vintage or their respective directors, officers, shareholders, or employees; and

•	an amendment to our restated certificate of incorporation to effect a reverse stock split of our common stock.
At our 2019 annual meeting of stockholders held on June 14, 2019, our stockholders approved, among other things, the proposals regarding the increase in the authorized number of shares of our common stock, the Equitization Transactions and the renunciation of business opportunities.
Dilutive Effects of the Equitization Transactions
If the Equitization Transactions are consummated, we will issue approximately 292.4 million shares of common stock. Based on the number of shares of common stock outstanding as of June 27, 2019, the shares issued in the Equitization Transactions will represent approximately 63% of the total shares of common stock outstanding following the Equitization Transactions. This excludes the 16,666,667 shares of common stock subject to issuance pursuant to the exercise of warrants issued in the Equitization Transactions as well shares of common stock reserved for issuance under the 2015 LTIP. The actual number of shares of common stock issued in the Equitization Transactions may be higher than the amount indicated, however, due to, among other things, the accumulation of paid-in-kind interest on the outstanding Tranche A-1 last-out term loans under our U.S. credit agreement through the completion of the Tranche A-1 Debt Exchange.
If a stockholder does not exercise any rights in the 2019 rights offering, the number of shares of our common stock that such stockholder owns will not change. However, we intend to issue an aggregate 166,666,667 shares of our common stock through the 2019 rights offering and the backstop exchange commitment. If a stockholder does not exercise its rights in the 2019 rights offering in full, its percentage ownership will be materially diluted after the 2019 rights offering. Further, because we will issue additional shares of our common stock in the other Equitization Transactions and our stockholders (other than B. Riley and Vintage) will not be given the opportunity to participate in those issuances, our stockholders (other than B. Riley and Vintage) will see their percentage ownership materially diluted following the other Equitization Transactions regardless of whether they exercise their rights to participate in the 2019 rights offering.
For additional information on the possible dilutive effects of the Equitization Transactions, see “The 2019 Rights Offering–Dilutive Effects of the Equitization Transactions.”
Interests of Our Officers, Directors and Principal Stockholders in the Equitization Transactions
B. Riley and Vintage are each significant stockholders of, and lenders to, the Company. A total of five of our seven directors on the Board of Directors have been designated by either Vintage or B. Riley pursuant to the Investor Rights Agreement. In addition, we are party to a consulting agreement with B. Riley for the services of our Chief Executive Officer. We have also entered into or will enter into various agreements with each of B. Riley and Vintage to implement the Equitization Transactions. These various agreements and relationships may result in B. Riley and Vintage, and any associated directors and officers of the Company, having interests that may be different from those of our stockholders generally.
In addition, a change in control under certain of our employee compensation plans and awards and management severance agreements would require the accelerated vesting of all outstanding and unvested equity awards. If a change in control were to occur following the completion of the Equitization Transactions, certain members of management would be entitled to cash-based severance payments, health and welfare benefits, and bonus payments if such members of senior management are terminated without cause or for good reason (each as defined in the applicable employee compensation plans and awards and management severance agreements) within 24 months following the change in control.

Recent Developments
As we have previously disclosed, our executive compensation programs are based on a strong alignment between pay and performance, rewarding those who achieve or exceed their goals. We use cash, among other incentives, to drive strong results for our stockholders. To that end, our executive compensation programs are designed to:

•	Incent and reward annual and long-term performance;

•	Set rigorous, but motivating goals;

•	Align interests of our executives with stockholders; and

•	Attract and retain well-qualified executives.
In furtherance of this philosophy, the Compensation Committee of the Board of Directors has determined to grant cash bonuses in the amount of $2,000,000 and $750,000 for services provided by Messrs. Young and Salamone, respectively. In making this determination, the Compensation Committee considered Messrs. Young’s and Salamone’s strong performance since joining the Company in the fourth quarter of 2018, including, among other achievements, their extraordinary efforts to resolve our Vølund European EPC loss projects, which involved:

•	Completing the turnover of two EPC projects during the first quarter of 2019;

•	Mediating disputes between a customer and subcontractors on another EPC project, and completing the turnover of the project during the first quarter of 2019;

•	Negotiating with a customer, as well as its lending group, on two additional EPC projects that settled all of our remaining obligations under both projects; and

•	Negotiating a release of our remaining obligations under another project.
In addition, the Compensation Committee considered Messrs. Young’s and Salamone’s successful negotiation of numerous waivers and amendments to our U.S. credit agreement during the first three months of 2019, a period in which we faced significant financial and liquidity challenges. Messrs. Young and Salamone also have led a number of operational and administrative improvements across the Company to realign our business and improve efficiency, which are designed to, among other things, save us approximately $100 million annually.
These bonuses will be accrued as expense during the second quarter of 2019 to the extent required by applicable accounting guidance. Payment of these bonuses will be delayed until such date or dates in the future as our liquidity position has sufficiently improved to permit such payments (or portions thereof) to be made. This determination will be made by our Board of Directors in the case of the consulting arrangement for Mr. Young's services and by Mr. Young in the case of Mr. Salamone.
The Compensation Committee further established 2019 cash bonus performance targets of $1,000,000 under the consulting arrangement for Mr. Young’s services and $300,000 for Mr. Salamone, which will be payable if the following financial goals are met:

Performance Level	Incentive Payout (1)	Adjusted EBITDA (2)
Below threshold	0%	Less than $29 million
Threshold	85%	$29 million
Target	100%	$33 million
Maximum	110%	At least $40 million
(1)All payouts for results between threshold and target and between target and maximum would be prorated on a straight-line basis.
(2)Defined as our adjusted earnings before interest, taxes, depreciation and amortization, with such adjustments as determined in the reasonable discretion of the Compensation Committee.

In setting the above financial metrics, the Compensation Committee retained negative discretion to adjust the above payouts downward based on individual qualitative performance measures such as safety, human capital management, ethics and compliance, among others.
As previously disclosed in a Current Report on Form 8-K filed on November 23, 2018, Mr. Young continues to receive his salary and benefits from B. Riley in connection with his service as President of B. Riley. Accordingly, we contract for Mr. Young’s services as our Chief Executive Officer pursuant to a consulting agreement between us and BRPI Executive Consulting, LLC (“BRPI”), an affiliate of B. Riley. All amounts payable in connection with Mr. Young’s services as our Chief Executive Officer are made to BRPI (including any bonus payments described above).
B. Riley is a significant stockholder of, and lender to, the Company. As previously disclosed and described herein, we are party to various agreements, including the Backstop Exchange Agreement, Investor Rights Agreement and Registration Rights Agreement, with B. Riley. Our Related Party Transactions Policy requires the Audit and Finance Committee of the Board of Directors to review transactions between us and related parties, such as B. Riley. As a result, in addition to our Compensation Committee’s approval, on June 27, 2019, the Audit and Finance Committee approved the bonus arrangements payable in connection with Mr. Young’s services.
Risk Factors
You should carefully read and consider the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2018, and in the “Risk Factors” section beginning on page 17 of this prospectus, together with all of the other information included in or incorporated by reference into this prospectus, before you decide to exercise your subscription rights to purchase shares of our common stock.
Corporate Information
Our principal executive offices are located at 20 South Van Buren Avenue, Barberton, Ohio 44203. Our telephone number is (330) 753-4511. Our website is http://www.babcock.com. The information contained on or accessible through our website is not part of this prospectus, other than the documents that we file with the SEC that are explicitly incorporated by reference into this prospectus.
Additional Information
For additional information regarding our business, financial condition and results of operations as well as other important information about us, please see our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

RISK FACTORS
An investment in our common stock involves risk. You should consider carefully the risks described below, along with the information discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this prospectus, together with all the other information included in this prospectus and in the documents we have incorporated by reference. The occurrence of any of the events described could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects or the value of our common stock. These risks are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial also may impair our business. See “Where You Can Find More Information.”
Risks Related to Our Business
You should read and consider risk factors specific to our business before making an investment decision. Those risks are described in the section entitled “Risk Factors–Risks Relating to Our Industry and Our Business” in our Annual Report on Form 10-K for the year ended December 31, 2018. Please be aware that additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business, results of operations, financial condition, cash flows, prospects or the value of our common stock.
Risk Factors Relating to the 2019 Rights Offering
We reserve the right to cancel, terminate, amend, or extend the 2019 rights offering at any time prior to the expiration date. If we cancel the 2019 rights offering, neither we nor the subscription agent will have any obligation to you, except to return your subscription payments.
We reserve the right to amend, extend, terminate or cancel the 2019 rights offering on or prior to the expiration date for any reason in our sole discretion. In addition, we may cancel the 2019 rights offering if at any time before completion of the 2019 rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the 2019 rights offering that in our sole judgment would or might make the 2019 rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the 2019 rights offering. If we cancel the 2019 rights offering, in whole or in part, all affected rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, and we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with the 2019 rights offering will be held by the subscription agent, on our behalf, in a segregated interest bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the 2019 rights offering and return your subscription payment.
We are currently out of compliance with the NYSE’s minimum share price requirement and are at risk of the NYSE delisting shares of our common stock, which would have an adverse impact on the trading volume, liquidity and market price of shares of our common stock.
On November 27, 2018, we received written notification from the NYSE that we were not in compliance with an NYSE continued listing standard in Rule 802.01C of the NYSE Listed Company Manual because the average closing price of shares of our common stock fell below $1.00 over a period of 30 consecutive trading days. We informed the NYSE that we intend to seek to cure the price condition by executing our strategic plan, which is expected to result in improved operational and financial performance that we expect will ultimately lead to a recovery of the price of shares of our common stock. We can regain compliance with the minimum per share average closing price standard at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, we have (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. We informed the NYSE that we are also prepared to consider a reverse stock split to cure the deficiency, should such action be necessary, subject to approval of our stockholders, at our next annual meeting. Shares of our common stock could also be delisted if our average market capitalization over a consecutive 30 trading-day period is less than $15.0 million, in which case we would not have an opportunity to cure the deficiency, shares of our common stock would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist shares of our common stock, subject to our right to appeal under NYSE rules. We cannot assure you that any appeal we undertake in these or other circumstances will be successful. While we are considering various options, it may take a significant effort to cure this deficiency and regain compliance with this continued listing standard, and there can be no assurance that we will be able to cure this deficiency or if we will cease to comply with another NYSE continued listing standard.
A delisting of shares of our common stock from the NYSE could negatively impact us as it would likely reduce the liquidity and market price of shares of our common stock; reduce the number of investors willing to hold or acquire shares of our common stock; and negatively impact our ability to access equity markets and obtain financing.
The subscription price may not reflect the value of the Company.
Following negotiations with B. Riley, the backstop exchange party, the Board of Directors determined that the subscription price for shares of our common stock distributed pursuant to the 2019 rights offering should be $0.30 per whole share of common stock. This subscription price was not intended to bear any relationship to the historical price of our common stock or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, you should not consider the subscription price as an indication of the actual value of our company or of shares of our common stock.
Shareholders who do not exercise their rights will experience dilution.
The rights will permit holders of rights to acquire shares of our common stock representing approximately 98.7% of the aggregate number of shares outstanding as of June 27, 2019. If you do not exercise your right in full and the 2019 rights offering is completed, you will experience significant dilution in your proportionate interest in the equity ownership of our common stock and our Company. If you do not exercise your rights, you may still experience dilution, and you will relinquish any value inherent in the rights. Furthermore, even if you exercise your subscription privilege in full and the 2019 rights offering is completed, you will still experience significant dilution by virtue of the Tranche A-1 Debt Exchange and the Warrant Issuance.
A small number of our shareholders could be able to significantly influence our business and affairs, and you may become a minority stockholder in a controlled company.
As of June 27, 2019, Steel Partners Holdings, L.P., which we refer to as Steel Partners, Vintage and B. Riley beneficially owned approximately 17.8%, 14.9% and 6.5% of our outstanding common stock, respectively (based on each entity's holdings reported on its most recent Schedule 13D filed with the SEC). Immediately following the completion of the Equitization Transactions, based on the scenarios described under “The Equitization Transactions–Dilutive Effects of the Equitization Transactions,” we estimate that Steel Partners will beneficially own between 8.0% and 13.0% of our outstanding common stock, B. Riley will beneficially own between 4.7% and 40.6% of our outstanding common stock and Vintage will beneficially own between 31.6% and 38.1% of our outstanding common stock.  Accordingly, a small number of our stockholders could control matters requiring the approval of our stockholders, including the election of directors and the approval of mergers or other business combinations transactions.  See “The Equitization Transactions–Dilutive Effects of the Equitization Transactions” for additional information on the assumptions behind these calculations.
B. Riley and Vintage are each significant stockholders of, and lenders to, the Company. A total of five of our seven directors on the Board have been designated by either Vintage or B. Riley pursuant to the Investor Rights Agreement. In addition, we are party to a consulting agreement with B. Riley for the services of our Chief Executive Officer. We have also entered into, or will enter into, various agreements with each of B. Riley and Vintage to implement the Equitization Transactions. These various agreements and relationships may result in B. Riley and Vintage, and any associated directors and officers of the Company, having interests that may be different from those of our stockholders generally. B. Riley and Vintage are financial firms that invest in other companies and securities, including companies that may be our competitors.
Neither B. Riley nor Vintage will be subject to any lock-up with respect to its shares of our common stock following the Equitization Transactions. If B. Riley, alone or together with Vintage, acquires a controlling position in shares of our common stock as a result of the 2019 rights offering, it will therefore have the ability to sell that controlling position in a privately negotiated transaction and realize a control premium for the shares of our common stock held by it if it is able to find a buyer that is willing to pay such a premium. You should not assume that in connection with such a sale of control there would be a concurrent offer for the shares held by other stockholders or that you would otherwise be able to realize any control premium for your shares. Additionally, if B. Riley, Vintage or others privately sell a significant equity interest in us, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with the interests of other stockholders.
If B. Riley owns a significant majority of our outstanding common stock following the 2019 rights offering, the liquidity for your shares of our common stock may be adversely affected. Any such reduced liquidity is likely to materially and adversely affect the trading price for our common stock. Other actions that we may take once controlled by B. Riley could have additional material and adverse effects on the liquidity in our common stock and our stock price.
It is also possible that a person or group other than B. Riley may acquire control over us by purchasing unexercised rights in the open market or through private transactions and subsequently exercising those rights. The risks related to control by B. Riley would similarly apply to the control by another person or group.
We may become a “controlled company” within the meaning of NYSE listing standards. Consequently, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements.
If, after the completion of the 2019 rights offering, B. Riley and Vintage, together, own more than 50% of our common stock, we may become a controlled company within the meaning of the NYSE listing standards. Under the NYSE listing standards, a controlled company may elect to not comply with certain NYSE corporate governance standards, including the requirements that (i) a majority of the Board of Directors consist of independent directors, (ii) it maintain a nominating and corporate governance committee that is composed entirely of independent directors with a written charter address addressing the committee’s purpose and responsibilities, (iii) it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iv) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following the Equitization Transactions, we may utilize any of these exemptions and others afforded to controlled companies. Consequently, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.
The Equitization Transactions may be deemed a change in control under certain management compensation plans and agreements.
If, after the completion of the Equitization Transactions, B. Riley or Vintage, individually or together as a group, owns more than 30% of our common stock, such acquisition may be deemed a change in control under certain management compensation plans and agreements. A change in control under certain of our management compensation plans and agreements would require the accelerated vesting of all outstanding and unvested equity awards. In addition, if a change in control were to occur following the completion of the Equitization Transactions, certain members of management would be entitled to cash-based severance payments, health and welfare benefits, and bonus payments if such members of senior management are terminated without cause or for good reason (each as defined in their respective employment agreements) within twenty-four months following the change in control. We have not obtained waivers of these provisions in the event the Equitization Transactions constitute a change in control. If we are required to make any payments due to a change in control following consummation of the Equitization Transactions, including cash payments and benefits to certain members of our management, such payments and provision of benefits could have an adverse effect on our liquidity and financial condition.

We cannot guarantee that we will be able to complete the Equitization Transactions, including this 2019 rights offering, in a timely manner or at all, even if they are commenced.
Following the execution of an amendment to our U.S. credit agreement and a letter agreement with B. Riley and Vintage, we committed to use our reasonable best efforts to effect the Equitization Transactions. However, we may not be able to complete the Equitization Transactions, including the 2019 rights offering, in a timely matter or at all, even if they are commenced. In addition, the Equitization Transactions are contingent on a number of conditions described herein, which may prevent us from consummating the Equitization Transactions if these conditions are not achieved. The Board considered numerous factors in concluding that the Equitization Transactions were in our and our stockholders' best interest. If we are unable to complete the Equitization Transactions, we cannot guarantee that we will be able to identify or complete a strategic financing alternative that would be as beneficial to our capital structure as the Equitization Transactions. Failure to complete the Equitization Transactions on our expected timeline could have a material adverse effect on our financial condition and results of operations.
The market price of our common stock may decline before or after the rights expire.
The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

•	the 2019 rights offering, which will involve the issuance of an additional 166,666,667 shares of our common stock, and the other Equitization Transactions described in this prospectus;

•	actual or anticipated fluctuations in our results of operations;

•	announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions, or expansion plans;

•	changes in the prices or demand for our services;

•	our involvement in litigation;

•	our sale of our common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.
We cannot assure you that the market price of our common stock will not decline after you elect to exercise your rights. If that occurs, you may have irrevocably committed to buy shares of our common stock in the 2019 rights offering at a price greater than the prevailing market price, and could have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your shares of our common stock at a price equal to or greater than the subscription price. Until shares of our common stock are delivered upon expiration of the 2019 rights offering, you will not be able to sell shares of our common stock that you purchased in the 2019 rights offering.

Our ability to use net operating loss carryforwards to offset future taxable income will likely be subject to certain limitations.
As of December 31, 2018, we had U.S. federal net operating losses, or NOLs, of approximately $97.6 million. Some or all of our deferred tax assets, consisting primarily of NOLs that are not currently deductible for tax purposes, could expire unused if we are unable to generate sufficient taxable income in the future to take advantage of them or we enter into transactions that limit our right to use them, which includes transactions that result in an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Code or the IRC.
As a general matter, the treatment of NOL carryforwards arising in tax years beginning on or before December 31, 2017 has not changed under the tax reform legislation enacted in 2017. NOL carryforwards arising in tax years beginning after December 31, 2017, however, may be used to offset only 80% of taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 may be carried forward indefinitely, as opposed to the 20-year carryforward under prior law.
We continue to monitor for the possibility of an ownership change as defined under IRC Section 382. Under IRC Section 382, a company has undergone an ownership change if shareholders owning at least 5% of the company have increased their collective holdings by more than 50% during the prior three-year period. In general, if an ownership change occurs, our ability to use NOL carryforwards and certain credits to reduce tax payments is generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate. The determination of whether an ownership change has occurred for purposes of IRC Section 382 is complex and requires significant judgment. Moreover, the number of shares of our common stock outstanding at any particular time for purposes of IRC Section 382 may differ from the number of shares that we report as outstanding in our filings with the SEC.
The issuance of our common stock in this offering, alone or taken together with the other Equitization Transactions will likely cause an ownership change and result in an annual limitation on the use of our NOLs. Further, even if an “ownership change” does not result from any additional financing we obtain, we cannot provide any assurance that we will not undergo an “ownership change” in the future. Small changes in ownership by shareholders owning at least 5% of the Company could result in an ownership change. By way of example, if we had experienced an ownership change as of December 31, 2018, the future utilization of our then federal NOL carryforwards would have been limited annually to approximately $1.7 million, based upon the approximate value of the Company multiplied by the long-term tax-exempt rate at the time of the ownership change.
The IRS could challenge the amount, timing and/or use of our NOL carryforwards.
The amount of our NOL carryforwards has not been audited or otherwise validated by the IRS. Among other things, the IRS could challenge whether an ownership change occurred, as well as the amount, the timing and/or our use of our NOLs. Any such challenge, if successful, could significantly limit our ability to utilize a portion or all of our NOL carryforwards. In light of the inherent uncertainty involved in calculating whether an ownership change has occurred (both because of the complexity of applying IRC Section 382 and because of limitations on a publicly-traded company’s knowledge as to the ownership of, and transactions in, its securities), the calculation of the amount of our utilizable NOL carryforwards could be changed as a result of a successful challenge by the IRS or as a result of new information about the ownership of, and transactions in, our securities.
The 2019 rights offering may cause the price of our common stock to decrease and you may be able to purchase our common stock on the open market at a price below the subscription price.
The announcement of the 2019 rights offering, the subscription price, and the number of shares of our common stock we could issue if the 2019 rights offering is completed could result in an immediate decrease in the trading price of our common stock. This decrease may occur before the expiration date and continue after consummation of the 2019 rights offering. If such a decrease occurs, your purchase of shares of our common stock in the 2019 rights offering may be at a price greater than the prevailing trading price. Further, if a substantial number of rights are exercised and the holders of our common stock received upon exercise of those rights choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock. Accordingly, you may be able to purchase shares of our common stock on the open market at a price below the subscription price.
You may not revoke your subscription exercise and you could be committed to buying shares above the prevailing market price.
Once you exercise your rights, you may not revoke the exercise of such rights. The public trading market price of our common stock may decline before the rights expire. If you exercise your rights and the public trading market price of our common stock is or afterwards decreases below the subscription price, you will have committed to buy shares of our common stock at a price above the prevailing market price. Moreover, you may be unable to sell the shares of our common stock that you purchase in the 2019 rights offering at a price equal to or greater than the subscription price you paid for such shares.
If you do not act promptly and follow the subscription instructions, your exercise of rights may be rejected.
Stockholders who desire to purchase shares of our common stock in the 2019 rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent at or before 5:00 p.m., New York City time, on July 18, 2019, the expiration date of the 2019 rights offering, unless extended. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent at or before the expiration date. We will not be responsible if your broker, bank, or nominee fails to ensure that all required forms and payments are actually received by the subscription agent at or before the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the 2019 rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.
Significant sales of rights and our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for the rights and our common stock.
The sale of substantial amounts of the rights and our common stock could adversely affect the price of these securities. Sales of substantial amounts of our rights and our common stock in the public market, and the availability of shares for future sale, including up to 166,666,667 shares of our common stock to be issued in the 2019 rights offering and shares of our common stock to be issued pursuant to the other Equitization Transactions, could adversely affect the prevailing market price of our common stock and the rights and could cause the market price of our common stock to remain low for a substantial time. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares and rights were attempted to be sold within a short period of time, the market for our common stock and the rights would be adversely affected. It is also unclear whether or not the market for our common stock (and any market that develops for our rights) could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock and the rights. See “–The market price of our common stock may decline before or after the rights expire.”
In administering the 2019 rights offering, we will be relying on statements, representations and other information provided to us by third parties.
In administering the exercising of rights in the 2019 rights offering, we will rely on the accuracy of various statements and representations provided to us by brokers, dealers, holders of rights and other third parties. If these statements or representations are false or inaccurate, it may delay or otherwise negatively affect our or the subscription agent’s ability to administer the 2019 rights offering in accordance with the terms and conditions described in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You should not place undue reliance on these statements. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements.
These forward-looking statements address matters that involve risks and uncertainties and include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and industry in general. There are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following:

•	our ability to continue as a going concern;

•	our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives, surety bonds, letters of credit and similar financing;

•	our ability to satisfy requirements under our U.S. credit agreement;

•	our ability to complete the Equitization Transactions and all related transactions in a timely manner, if at all;

•	the highly competitive nature of our businesses;

•	general economic and business conditions, including changes in interest rates and currency exchange rates;

•	general developments in the industries in which we are involved;

•	cancellations of and adjustments to backlog and the resulting impact from using backlog as an indicator of future earnings;

•	our ability to perform contracts on time and on budget, in accordance with the schedules and terms established by the applicable contracts with customers;

•	failure by third-party subcontractors, partners or suppliers to perform their obligations on time and as specified;

•	our ability to realize anticipated savings and operational benefits from our restructuring plans, and other cost-savings initiatives;

•	our ability to successfully address remaining items and any warranty obligations within our accrued estimated costs for our Vølund & Other Renewable segment;

•	our ability to successfully partner with third parties to win and execute contracts within the Vølund & Other Renewable segment;

•
changes in our effective tax rate and tax positions, including any limitation on our ability to use our net operating loss carryforwards and other tax assets as a result of an "ownership change" under Section 382 of the Code;

•
our ability to maintain operational support for our information systems against service outages and data corruption, as well as protection against cyber-based network security breaches and theft of data;

•	our ability to protect our intellectual property and renew licenses to use intellectual property of third parties;

•
our use of the percentage-of-completion method to recognize revenue over time; our ability to successfully manage research and development projects and costs, including our efforts to successfully develop and commercialize new technologies and products;

•	the operating risks normally incident to our lines of business, including professional liability, product liability, warranty and other claims against us;

•	changes in, or our failure or inability to comply with, laws and government regulations;

•	actual of anticipated changes in governmental regulation, including trade and tariff policies;

•	difficulties we may encounter in obtaining regulatory or other necessary permits or approvals;

•	changes in, and liabilities relating to, existing or future environmental regulatory matters;

•	changes in actuarial assumptions and market fluctuations that affect our net pension liabilities and income;

•	potential violations of the Foreign Corrupt Practices Act;

•	our ability to successfully compete with current and future competitors;

•	the loss of key personnel and the continued availability of qualified personnel;

•	our ability to negotiate and maintain good relationships with labor unions;

•	changes in pension and medical expenses associated with our retirement benefit programs;

•	social, political, competitive and economic situations in foreign countries where we do business or seek new business; the possibilities of war, other armed conflicts or terrorist attacks;

•
the willingness of customers and suppliers to continue to do business with us on reasonable terms and conditions as well as our ability to successfully consummate strategic alternatives for non-core assets, if we determine to pursue them;

•	our ability to maintain the listing of our common stock on the NYSE; and

•
the other risks set forth under the heading “Risk Factors” in this prospectus or in our Annual Report on Form 10-K for the year ended December 31, 2018 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference in this prospectus.

These factors are not necessarily all the factors that could affect us. We assume no obligation to revise or update any forward-looking statement included in this prospectus for any reason, except as required by law.

THE EQUITIZATION TRANSACTIONS
Introduction
We faced significant financial and liquidity challenges throughout 2018 as a result of our European Vølund loss contracts. These challenges became particularly acute during the first quarter of 2019, and there was substantial doubt regarding our ability to continue operation as a going concern as, among other things, we were nearly fully drawn on our U.S. revolving credit facility and were dependent upon a series of short-term, limited waivers with our lenders to maintain compliance with the covenants in our U.S. credit agreement. After evaluating a range of strategic alternatives, in April 2019, we executed an amendment to our U.S. credit agreement and a letter agreement with B. Riley and Vintage pursuant to which we committed to use our reasonable best efforts to effect the following Equitization Transactions:

•
a $50.0 million rights offering allowing our stockholders to subscribe for shares of our common stock at a price of $0.30 per share, the proceeds of which will be used to prepay a portion of the Tranche A-3 last-out term loans under our U.S. credit agreement;

•	the exchange of Tranche A-1 last-out term loans under our U.S. credit agreement for shares of our common stock at a price of $0.30 per share; and

•	the issuance to B. Riley or such other persons as B. Riley may designate of an aggregate 16,666,667 warrants, each to purchase one share of our common stock at an exercise price of $0.01 per share.
If the Equitization Transactions are consummated, we will issue approximately 292.4 million shares of common stock. Based on the number of shares of common stock outstanding as of June 27, 2019, the shares issued in the Equitization Transactions will represent approximately 63% of the total shares of common stock outstanding following the Equitization Transactions. This excludes the 16,666,667 shares of common stock subject to issuance pursuant to the warrants issued in the Equitization Transactions as well shares of common stock reserved for issuance under the 2015 LTIP. The actual number of shares of common stock issued in the Equitization Transactions may be higher than the amount indicated, however, due to, among other things, the accumulation of paid-in-kind interest on the outstanding Tranche A-1 last-out term loans under our U.S. credit agreement through the completion of the Tranche A-1 Debt Exchange.
B. Riley and Vintage are significant stockholders of the Company and have various interests in the Equitization Transactions that may differ from those of our other stockholders. See “–Interests of Our Officers, Directors, and Principal Stockholders in the Equitization Transactions” for more information.
Reasons for the Equitization Transactions
Initial Refinancing Attempts During January and February 2019 Are Unsuccessful
In early 2019, at the urging of the lenders under our U.S. revolving credit facility, management asked Ducera Partners LLC, which we refer to as Ducera, and B. Riley FBR, Inc., the investment banking subsidiary of B. Riley which we refer to as B. Riley FBR, to seek $100 million of new last-out secured financing to address our looming liquidity challenges. Ducera and B. Riley FBR were selected by management because of, among other reasons, their familiarity with us and their experience, qualifications and reputation in connection with sourcing financing for distressed companies.
Ducera and B. Riley FBR provided the financing opportunity to more than 30 financing sources in the special situations lending market. Of these, more than 20 signed non-disclosure agreements, which enabled them to receive, among other confidential information, information regarding our future business plans, our European Vølund EPC loss contracts and our expected liquidity needs. In addition, we held in-person and telephonic management meetings and discussions with 12 of these financing sources. After experiencing general disinterest from the parties contacted, Ducera and B. Riley FBR evaluated various enhancements to the proposed financing package with certain of these potential financing sources, including a first lien position on portions of our European business. By the end of February 2019, none of the potential financing sources approached by Ducera and B. Riley FBR were willing to provide written proposals for financing outside of bankruptcy on any terms.

Further Refinancing Attempts During Early March 2019 Are Also Unsuccessful
In early March 2019, as the prospects for a settlement of our remaining European Vølund EPC loss contracts improved, at the direction of our management, Ducera again approached several of the initial financing sources it had previously approached to seek a reduced last-out secured financing of $70 million, coupled with a $70 million equity financing. Once again, none of these potential financing sources were willing to provide proposals on any terms.
With No Viable Alternatives, B. Riley Makes Rescue Financing Proposal in Mid-March 2019
By mid-March 2019, with the outlook for a successful refinancing appearing increasingly unlikely, B. Riley informed us that it had begun considering a rescue financing proposal. As a result, we determined that B. Riley FBR should no longer act in any advisory capacity to us and should receive no fees or other consideration for services previously rendered to us.
On March 15, 2019, Ducera received a written financing proposal from B. Riley to provide an additional $140 million last-out term loan under our U.S. credit agreement. Part of this additional last-out term loan would be repaid through a $50 million rights offering to be conducted at a price of $0.30 per share. The proposal also specified, among other things, that (1) B. Riley have the right to appoint four members of our Board, (2) Vintage exchange its outstanding $35.1 million of last-out term loans for common stock, (3) B. Riley receive pre-emptive rights over future equity issuances, (4) B. Riley would receive a 2% fee for structuring the financing and receive reimbursement for certain transaction-related expenses, and (5) B. Riley be given a 30-day exclusivity period to negotiate final documentation for the financing. The Board discussed the terms of this proposal with representatives of Ducera at a meeting held on March 17, 2019. During this meeting, representatives of Ducera confirmed to the Board, in response to questions from the Board, that, in Ducera's experience, the financial terms proposed by B. Riley were reasonable under the circumstances and that no other financing proposals had been received to date despite extensive solicitation efforts.
At approximately the same time, several of our vendors and counterparties began to squeeze our liquidity even further, requiring pre-payment and demanding other tightened commercial and payment terms. As a result, management determined that an immediate injection of $10 million was required in order to give us sufficient liquidity to avoid seeking immediate bankruptcy protection for three weeks while we negotiated a more fulsome financing. With our revolving credit facility almost fully drawn and faced with no alternative financing sources that could act fast enough, we asked B. Riley if it would be willing to fund an additional $10 million last-out term loan on the same general terms as our then existing last-out term loan. B. Riley promptly agreed and, within approximately 24 hours, had funded the loan.
With the immediate liquidity crisis averted, over the next three weeks, representatives of each of Ducera, King & Spalding LLP (counsel to the Company), and B. Riley, Vintage and their respective legal counsel engaged in extensive discussions and negotiations concerning the terms of B. Riley’s rescue financing proposal. These negotiations focused on, among other things, the proposed terms (including interest rate, covenant package and make-whole repayment provisions) for the additional last-out term loan, the size of the additional financing and the related rights offering, the possibility of issuing convertible preferred stock in lieu of a last-out term loan, the subscription price for the rights offering, the number of directors B. Riley would be entitled to appoint and the issuance of warrants to B. Riley or its designees. Representatives of Ducera took the lead role in negotiating the financial terms of B. Riley’s rescue financing proposal, including the Equitization Transactions, on our behalf.
During this same period, and with progress continuing on a potential settlement with respect to our remaining European Vølund EPC loss contracts, Ducera again approached six of the financing sources it had previously approached to conduct a “market check” and determine whether any of those parties had interest in making an alternative financing proposal that would be superior to B. Riley’s proposal. Despite discussions with several financing sources, including our largest stockholder, none of the financing sources contacted were willing to provide a financing proposal on any terms.
On April 2, 2019, we filed our annual report on Form 10-K for the year ended December 31, 2018. In that report, we disclosed that we would need additional amendments to, or waivers under, our U.S. credit agreement, as well as additional financing, prior to April 5, 2019 to continue as a going concern. We also disclosed that we were in active discussions with certain of our related parties regarding their provision of such additional financing and that it was possible we may seek stockholder approval for a reverse stock split and engage in a rights offering and other equity transactions, such as issuing warrants with a de minimis strike price, that could result in substantial dilution to our stockholders.
Board Oversight Generally and Approval of the Equitization Transactions Specifically
In the course of evaluating potential financing arrangements, the Board met 19 times in 2019 prior to the announcement of the Equitization Transactions. During these meetings, the Board received regular, detailed updates from management and our outside advisors regarding, among other matters, our deteriorating liquidity position and efforts to obtaining financing necessary to continue as a going concern. During this period, the Board considered alternatives to preserve and maximize stockholder value and was advised by Ducera, Wachtell, Lipton, Rosen & Katz, which has served as special counsel to the Board since 2015, and King & Spalding LLP, which is corporate counsel to the Company. The Board was also advised by Alvarez & Marsal, who advises us on cash management and liquidity matters, among other things, as described in greater detail below. Furthermore, from time to time during the period in which the Board was considering B. Riley’s rescue financing proposal, the Board met in executive session without Messrs. Kahn and Young being present due to their respective relationships with Vintage and B. Riley.
On April 3, 2019, the Board formally considered and approved B. Riley’s rescue financing proposal, including the Equitization Transactions. At this meeting, representatives of Ducera confirmed that they had again reached out to certain potential financing sources they believed could act quickly, including our largest stockholder, and that each of these financing sources affirmatively declined to make a proposal. The Board discussed at length its views that rejection of the B. Riley rescue financing proposal would necessitate that we seek bankruptcy protection. The Board’s advisors agreed and advised the Board that, in a bankruptcy proceeding, the value of our business and assets would likely be used to satisfy the claims of our secured lenders and other creditors, leaving little, if any, value for our stockholders. These creditors would include creditors under certain of our contingent liabilities, such as letters of credit which would be drawn following a bankruptcy proceeding. Moreover, a bankruptcy proceeding would be expensive and highly disruptive, further deteriorating the value of our business and our assets. A bankruptcy proceeding would also have required substantial debtor-in-possession financing, and our secured lenders (a likely source of that financing) indicated that they would only provide such funding if we pursued a sale of substantially all of our assets. Accordingly, the Board determined that a bankruptcy filing should be avoided if an otherwise reasonable alternative existed.
Due to our immediate liquidity needs and inability to otherwise continue as a going concern, the significant time and resources necessary to obtain a fairness opinion or perform a valuation analysis, and the lack of other viable financing alternatives based on the extensive work completed by Ducera in surveying the market for alternative financing proposals, the Board did not request and did not obtain a fairness opinion or any other valuation analysis with respect to the pricing of the Equitization Transactions.
In light of the totality of these discussions and other relevant considerations, the Board concluded that B. Riley’s rescue financing proposal was our best reasonably available alternative under the circumstances to preserve equity value for all of our stockholders. In approving B. Riley’s rescue financing proposal, including the Equitization Transactions, Mr. Bartoli (as a member of management) and Mr. Kahn were excused from the meeting and did not vote on the proposal.
Certain Unaudited Prospective Financial Information
We do not, as a matter of course, publicly disclose long-term financial projections as to future financial performance, earnings or other results. We do not disclose this information due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent unreliability of such projections. To assist the Board in its evaluation of B. Riley's rescue financing proposal, including the Equitization Transactions, management prepared financial projections through fiscal year 2023 for certain financial measures (the “Management Projections”). The Management Projections reflect management’s best available estimates and judgment regarding our future liquidity at the time they were prepared and provided to the Board at its April 3, 2019 meeting.

The Management Projections were not prepared with a view to public disclosure and are included in this prospectus only because such information was provided to the Board. The Management Projections were not prepared with a view to complying with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Deloitte & Touche LLP (“Deloitte”), our independent registered public accounting firm, has not examined, compiled, or performed any procedures with respect to the Management Projections. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto. The Management Projections included in this prospectus have been prepared by, and are the responsibility of, our management, and are subjective in many respects.
Although the Management Projections are presented with numerical specificity, the Management Projections reflect estimates made by our management as to future events that our management believed were reasonable at the time they were prepared and numerous assumptions with respect to our ability to achieve strategic goals, objectives, and targets, industry performance, regulatory environment, general business, economic, market, and financial conditions and other important factors that may affect actual results and cause the Management Projections not to be achieved. In addition, the Management Projections cover multiple future years, and such information by its nature is less reliable in predicting each successive year. The Management Projections constitute forward-looking statements and do not take into account any circumstances or events occurring after the date that they were prepared. Further, the Management Projections assume funding of the Tranche A-3 last-out term loans and the realization of our targeted $100 million in annual cost savings, as well as the completion in September 2019 of the Equitization Transactions. As a result, there can be no assurance that the Management Projections will or would be realized, and actual results may be materially better or worse than those contained in the Management Projections. For information on factors that may cause our future results to materially vary, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” above. The inclusion of this information should not be regarded as an indication that the Board, the Company, or any of our affiliates or our or their respective directors, officers, employees, or advisors or any other recipient of this information considered, or now considers, the Management Projections to be material information or predictive of actual future results nor should it be construed as financial guidance, and the Management Projections should not be relied upon as such.
The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. Management reviewed the Management Projections with the Board, which only considered the Management Projections in connection with its evaluation and approval of B. Riley’s rescue financing proposal, including the Equitization Transactions, because it had been advised by management that the Management Projections reflected management’s best available estimates and judgment regarding our future financial performance.
Except to the extent required by applicable federal securities laws, we do not intend, and expressly disclaim any responsibility, to update or otherwise revise the Management Projections to reflect circumstances existing after the date when our management prepared the Management Projections, or to reflect the occurrence of future events or changes in general economic or industry conditions, even in the event that any of the assumptions underlying the Management Projections are shown to be in error.
Furthermore, the adjusted EBITDA measure included in the Management Projections is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, or superior to, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies. We calculate adjusted EBITDA as operating income before depreciation, amortization and other gains or charges that are not related to our core operations; adjusted EBITDA excludes depreciation and amortization and other non-routine items such as restructuring charges, litigation and settlement costs, impairments, gains or losses on asset or business disposals, advisory fees required under the terms of our U.S. credit agreement, and other matters.
It is not possible for us to identify the amount or significance of all future adjustments associated with potential non-routine costs that we adjust in our presentation of adjusted EBITDA. These items are dependent on future events and/or market inputs that are not reasonably estimable at this time. Accordingly, management is unable to reconcile without unreasonable effort its forecasted adjusted EBITDA presented below to a comparable GAAP operating income. However, B&W’s full-year adjusted EBITDA guidance excludes the following estimable adjusting items:

depreciation and amortization of approximately $26 million in 2019, approximately $20 million in 2020 and approximately $15 million in 2021 and thereafter, settlement cost to exit a Vølund contract of $6.5 million, restructuring costs of approximately $10 million in 2019, financial advisory services costs and other professional fees of approximately $25 million 2019.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, stockholders are cautioned not to rely on the Management Projections.
The following tables provide certain metrics reflected in the Management Projections:

($ in thousands)	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
Adjusted EBITDA	$38,530	$82,685	$94,812	$101,425	$103,814
Certain Information Concerning Our Advisors
Under the terms of our engagement with Ducera, we paid Ducera a transaction fee of $2.2 million for financial advisory services provided to us by Ducera in connection with the Equitization Transactions. We also agreed to reimburse Ducera’s reasonable expenses, subject to a cap, and to indemnify Ducera, its affiliates, their respective members, managers, directors, officers, partners, agents and employees, and any controlling person of Ducera and its affiliates, against certain liabilities and expenses relating to or arising out of Ducera’s engagement. Beginning July 1, 2019, we have agreed to pay Ducera a quarterly cash fee of $75,000 for ongoing financial advisory services. Ducera has provided various services to us since July 2017. In the two years prior to the approval of the Equitization Transactions, Ducera received approximately $3.4 million from us in connection with such services. In the two years prior to the approval of the Equitization Transactions, Ducera did not receive fees for services rendered to B. Riley, Vintage or any of their respective affiliates. Ducera and its affiliates may provide financial or other services to the Company, B. Riley, Vintage or our or their respective affiliates in the future and in connection with any such services Ducera may receive compensation.
In the two years prior to the approval of the Equitization Transactions, we paid Alvarez & Marsal approximately $21.1 million in connection with services they provided as required under the terms of our U.S. credit agreement, including services related to the Equitization Transactions and our recent amendments to our U.S. credit agreement and the provision of financial advisory services, such as liquidity analysis, activities related to cost reduction initiatives and provision of our Chief Implementation Officer. Alvarez & Marsal is generally paid on an hourly basis for services provide to us, with a fixed monthly fee being paid for persons serving as our officers, and none of their compensation was contingent upon the approval of the Equitization Transactions.
Certain Considerations Relevant to the Equitization Transactions
On April 3, 2019, the Board of Directors met, considered and approved the amendment to our U.S. credit agreement and a letter agreement with B. Riley and Vintage committing us to pursue the Equitization Transactions. Although the Board of Directors determined that the Equitization Transactions are advisable and in the best interests of the Company and our stockholders, the Equitization Transactions involve certain considerations that, in isolation, may be viewed as negative. These considerations include, but are not limited to, the following:

•
existing stockholders (other than B. Riley and Vintage) will see their proportionate ownership interest in us reduced as a result of the Equitization Transactions, even if they elect to participate in full in the 2019 rights offering.

•
to the extent that a stockholder does not elect to participate in the 2019 rights offering and the 2019 rights offering is consummated, such stockholder’s proportionate ownership interest in us will be substantially reduced.

•
the interest rate on our outstanding last-out term loans is currently a fixed rate per annum of 7.5% payable in cash and 8% payable in kind. If we are unable to complete the 2019 rights offering by October 5, 2019, as such date may be extended under our U.S. credit agreement, which we refer to as the Last-Out Term Loan Prepayment Period, the interest rate on our outstanding last-out term loans will become a fixed rate per annum of 12% payable in cash. If we are unable to complete the 2019 rights offering within the Last-Out Term Loan

Prepayment Period, the interest rate on our outstanding last-out term loans will become a fixed rate per annum of 7.5% payable in cash and 10.5% payable in kind. If the 2019 rights offering is not completed within the Last-Out Term Loan Prepayment Period, we estimate that it would result in approximately an additional $18.0 million of interest and principal payable by us on our last-out term loans during the period from October 5, 2019 (assuming the Last-Out Term Loan Prepayment Period is not extended) through the maturity date of the last-out term loans. In addition, the Equitization Transactions are expected to reduce our debt balance by approximately $85 million. If we are unable to complete the Equitization Transactions at all, or during the Last-Out Term Loan Prepayment Period, the increased amount of our outstanding indebtedness could impair our future efforts to refinance our indebtedness, including our ability to refinance the revolving credit facility portion of our U.S. credit agreement that must be refinanced prior to March 15, 2020 in order to avoid default and to avoid up to approximately $18 million in deferred amendment and ticking fees payable to our revolving credit facility lenders if we are unable to refinance the revolving credit facility prior to December 15, 2019.

•
sales of substantial amounts of our common stock in the public market, and the availability of shares for sale, including through the shares being issued in the Equitization Transactions, could adversely affect the prevailing market price of our common stock and cause the market price of our common stock to remain low for a substantial period of time and stockholders may be able to purchase shares of our common stock on the open market at a price below the subscription price for the 2019 rights offering.

•
if no stockholder elects to participate in the 2019 rights offering and if all warrants issued in the Equitization Transactions are issued to B. Riley, assuming B. Riley fully backstops the 2019 rights offering on the terms described below, we will issue an aggregate of approximately 183.3 million shares of common stock to B. Riley and approximately 125.7 million shares of common stock to Vintage, which would increase B. Riley’s ownership percentage of our common stock to approximately 40.6% (assuming B. Riley’s beneficial ownership and total shares outstanding as disclosed in its latest amendment to its Schedule 13D filing) and would increase Vintage’s ownership percentage of our common stock to approximately 31.6% (assuming Vintage’s beneficial ownership and total shares outstanding as disclosed in its latest amendment to its Schedule 13D filing) after giving effect to the Equitization Transactions.

•
depending on the extent to which holders elect to participate in the 2019 rights offering, such other holders might become minority stockholders in a company controlled by B. Riley and Vintage, and there may be very limited liquidity for our common stock and there may be more limited opportunities for stockholders to realize a control premium (whether or not a stockholder elects to participate in the 2019 rights offering).

•	granting B. Riley pre-emptive rights pursuant to the Investor Rights Agreement may enable them to maintain their level of beneficial ownership of our common stock indefinitely in the future.

•
if B. Riley and Vintage, together, own more than 50% of our common stock following consummation of the Equitization Transactions, we may become a “controlled company” within the meaning of the NYSE listing standards, which could lessen the governance protections afforded to our stockholders and could make our common stock less attractive to some investors or otherwise harm our stock price.

•
the Equitization Transactions are expected to result in a change in ownership as defined under Section 382 of the Code, which would limit our ability to use certain deferred tax assets (consisting primarily of U.S. federal net operating losses (“NOLs”) that are not currently deductible for tax purposes). Under Section 382 of the Code, a company has undergone an ownership change if stockholders owning at least 5% of the company have increased their collective holdings by more than 50% during the prior three-year period. In general, if such an ownership change occurs, our ability to use net operating loss carryforwards and certain credits to reduce tax payments is generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate.

We cannot guarantee that we will be able to complete the Equitization Transactions in a timely manner or at all, even if they are commenced. Further, we cannot guarantee that we will be able to identify or complete a strategic financing alternative that would be as beneficial to our capital structure as the Equitization Transactions. Failure to complete the Equitization Transactions on our expected timeline could have a material adverse effect on our financial condition and results of operations.
The 2019 Rights Offering
We are undertaking the 2019 rights offering to equitize a portion of the Tranche A-3 last-out term loans under our U.S. credit agreement and to satisfy our obligation to use our reasonable best efforts to seek to effect the Equitization Transactions. See “The 2019 Rights Offering” for detailed information about the terms of the 2019 rights offering.
Investor Rights Agreement
As contemplated by the financing transactions announced on April 5, 2019, on April 30, 2019, we entered into the Investor Rights Agreement with Vintage and B. Riley. As part of the Investor Rights Agreement, we agreed to appoint three directors to the Board of Directors nominated by each of Vintage and B. Riley, with the size of the full Board of Directors to remain at seven directors. Vintage re-nominated Henry E. Bartoli and designated Matthew E. Avril and Kenneth Siegel, as its nominees under the Investor Rights Agreement. B. Riley designated Alan B. Howe to serve as a Class II director, and Bryant R. Riley and Brian R. Kahn to serve as Class III directors, under the Investor Rights Agreement.
Pursuant to the Investor Rights Agreement, each of Vintage and B. Riley will retain their right to nominate directors to serve on the Board of Directors so long as they continue to meet certain quantitative thresholds with regard to the amount of our common stock and debt they beneficially own. B. Riley’s contractual rights to nominate directors will continue with respect to:

1.	prior to the closing of the last of the Equitization Transactions, or the Equitization Closing:

a.	three Board of Directors members, for so long as B. Riley beneficially owns at least $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined;

b.
two Board of Directors members, after the first time that B. Riley beneficially owns less than $56.25 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, but for so long as B. Riley continues to beneficially own at least $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined; and

c.	one Board of Directors member, if after the first time that B. Riley beneficially owns less than $37.50 million of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined;

2.	at and after the Equitization Closing:

a.
three Board of Directors members, for so long as B. Riley beneficially owns at least 75% of our common stock owned as of the Equitization Closing, which we refer to as the Closing B. Riley Stock Ownership, and at least 75% of the Tranche A-2 Term Loan and Tranche A-3 Term Loan, combined, beneficially owned by B. Riley as of the Equitization Closing, which we refer to as the Closing Loan Ownership;

b.
two Board of Directors members, after the first time that B. Riley beneficially owns less than 75% of the Closing B. Riley Stock Ownership or less than 75% of the Closing Loan Ownership, but for so long as B. Riley continues to beneficially own at least 50% of the Closing B. Riley Stock Ownership and at least 50% of the Closing Loan Ownership; and

c.	one Board of Directors member, after the first time that B. Riley beneficially owns less than 50% of the Closing B. Riley Stock Ownership or less than 50% of the Closing Loan Ownership;

Vintage’s contractual rights to nominate directors will continue with respect to:

1.
three Board of Directors members, for so long as Vintage beneficially owns 75% of our common stock owned as of the record date for the 2019 annual meeting of stockholders, which we refer to as the Closing Vintage Stock Ownership;

2.
two Board of Directors members, after the first time that Vintage beneficially owns less than 75% of the Closing Vintage Stock Ownership but so long as Vintage continues to beneficially own at least 50% of the Closing Vintage Stock Ownership; and

3.	one Board of Directors member, after the first time that Vintage beneficially owns less than 50% of the Closing Vintage Stock Ownership;
In all instances, Vintage and B. Riley, respectively, must beneficially own at least 5% of the outstanding voting power of all of our common stock to retain their director nomination rights with regard to any directors.
The Investor Rights Agreement also provides pre-emptive rights to B. Riley with respect to certain future issuances of our equity securities. We have also agreed to reimburse B. Riley and Vintage for all reasonable out-of-pocket costs and expenses they incur, including fees for legal counsel, in the 2019 rights offering.
The rights provided to B. Riley and Vintage as part of the Investor Rights Agreement will remain in full force and effect regardless of whether we are able to complete all or any part of the Equitization Transactions.
Exchange of Tranche A-1 Last-Out Term Loans
Concurrent with the closing of the 2019 rights offering, we expect to complete a debt-for-equity exchange with the holders of all outstanding Tranche A-1 last-out term loans under the U.S. credit agreement, pursuant to which we will exchange shares of our common stock at the subscription price of $0.30 per share for an equal aggregate principal amount of Tranche A-1 last-out term loans under the U.S. credit agreement.
As of December 31, 2018, all outstanding Tranche A-1 last-out term loans under the U.S. credit agreement were held by Vintage. All shares of our common stock issued pursuant to the Tranche A-1 debt exchange will be issued in a transaction exempt from registration under the Securities Act, and we will not have any obligation to issue shares of our common stock to any person in the absence of such an exemption from registration.
The completion of the Tranche A-1 Debt Exchange will be conditioned on, among other things, the closing of the 2019 rights offering.
Based on approximately $37.7 million aggregate principal amount of Tranche A-1 last-out term loans under the U.S. credit agreement outstanding as of June 27, 2019, if the Tranche A-1 Debt Exchange is completed, we would issue an aggregate of approximately 125.7 million shares of our common stock to holders of the Tranche A-1 last-out term loans. The actual number of shares of our common stock that we issue in the Tranche A-1 Debt Exchange will likely be greater than this amount because the Tranche A-1 last-out term loans accrue interest through the date of the exchange at a fixed rate per annum of 7.5% payable in cash and 8% payable in kind.
Issuance of the Warrants
Concurrent with the closing of the 2019 rights offering, we intend to issue to B. Riley, or such other persons as B. Riley directs, an aggregate of 16,666,667 warrants, each to purchase one share of our common stock at a purchase price of $0.01 per share. These warrants, and the shares of our commons stock issuable upon exercise, will be issued in transactions exempt from registration under the Securities Act.
The following is a brief description of the terms of the warrants. This summary does not purport to be complete in all respects. This description is subject to, and qualified in its entirety by reference to, the form of warrant, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Currently, there are no other warrants outstanding.

Exercise of the Warrants
Each warrant initially represents the right to purchase one share of our common stock at an initial exercise price of $0.01 per share. All or any portion of the warrants may be exercised at any time, or from time to time, on or before the third anniversary of their issuance by surrender to us of the warrant and a completed notice of exercise attached as an exhibit to the warrant and the payment of the exercise price per share for the shares of common stock for which the warrants are being exercised. As an alternative to this method of exercising the warrants, warrantholders may exchange their warrants for an aggregate number of shares, from which we will withhold and not issue a number of shares of common stock with an aggregate market price (as defined below) equal to the aggregate exercise price.
Upon exercise of warrants, the shares of common stock issuable upon exercise will be issued by our transfer agent for the account of the exercising warrantholder. Shares issued upon exercise of warrants will be issued in the name or names designated by the exercising warrantholder and will be delivered by the transfer agent to the exercising warrantholder either via book-entry transfer crediting the account of such warrantholder or otherwise in certificated form by physical delivery to the address specified by such warrantholder in the exercise notice. We will not issue fractional shares upon any exercise of the warrants. Instead, the exercising warrantholder will be entitled to a cash payment equal to the pro-rated per share market price of our common stock on the date of exercise of the warrants for any fractional share that would have otherwise been issuable upon exercise of the warrants. We will at all times reserve the aggregate number of shares of our common stock for which the warrants may be exercised.
Issuance of any warrant shares deliverable upon the exercise of warrants will be made without charge to the warrantholder for any issue or transfer tax or other incidental expense in respect of the issuance of those shares.
The warrantholders will have no rights or privileges of holders of our common stock, including any voting rights and rights to dividend payments, until (and then only to the extent) the warrants have been exercised, except if we declare or pay a Liquidating Dividend (as defined and described below). Once the warrants are exercised, we expect them to have a dilutive effect on our current stockholders. See “–Dilutive Effects of the Equitization Transactions.”
Adjustments to the Warrants
Pursuant to the terms of the warrants, the number of shares of our common stock issuable upon exercise of each warrant (the “warrant shares”) and the warrant exercise price will be adjusted upon occurrence of certain events as follows.

•
In the case of subdivisions or combinations of common stock. If we at any time subdivide (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of the outstanding shares of our common stock into a greater number of shares, the number of warrant shares issuable upon exercise of the warrants immediately prior to any such subdivision will be proportionately increased. If we at any time combine (by reverse stock split or otherwise) one or more classes of the outstanding shares of our common stock into a smaller number of shares, the number of warrant shares issuable upon exercise of the warrants immediately prior to such combination shall be proportionately decreased.

•
In the case of liquidating dividends. If we declare or pay a dividend upon our common stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of our common stock, which we refer to as a Liquidating Dividend, then we will pay to the warrantholders at the time of payment thereof the Liquidating Dividend which would have been paid to such warrantholders on the warrant shares had the warrants been fully exercised immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of our common stock entitled to such dividends are to be determined.

•
In the case of purchase rights. If at any time we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property (other than in connection with any awards approved by the Board of Directors, or any committee thereof, under our existing or future employee incentive plans) pro rata to the record holders of any class of our common stock, referred to as purchase rights, then the warrantholders will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights which such holders could have acquired if such holders had held the number of shares acquirable upon complete exercise of their warrants immediately before the date on which a record is taken for the grant, issuance or sale of such purchase rights, or, if no such record is taken, the date as of which the record holders of our common stock are to be determined for the grant, issue or sale of such purchase rights.

•
In the case of a recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other transaction, which in each case is effected in such a way that the holders of our common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for our common stock (any such transaction, an "organic change”). Prior to the consummation of any organic change, we will make appropriate provisions (in form and substance reasonably satisfactory to the warrantholders representing a majority of the warrant shares obtainable upon exercise of all warrants then outstanding) to insure that each of the warrantholders will thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the warrant shares immediately theretofore acquirable and receivable upon the exercise of such holder's warrant, such shares of stock, securities or assets as would have been issued or payable in such organic change (if the holder had exercised the warrant immediately prior to such organic change) with respect to or in exchange for the number of warrant shares immediately theretofore acquirable and receivable upon exercise of such holder’s warrant had such organic change not taken place, including by making appropriate provision (in form and substance reasonably satisfactory to the warrantholders representing a majority of the warrant shares obtainable upon exercise of all warrants then outstanding) with respect to such holders’ rights and interests to insure that the provisions of the warrant continue to be applicable. We will not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than us) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the warrantholders representing a majority of the warrant shares obtainable upon exercise of all warrants then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

•
Certain events. If any event occurs as to which the adjustment provisions described here are not strictly applicable but the failure to make any adjustment would not fairly and adequately protect the purchase rights of the warrants then outstanding (but not including, to avoid doubt, the granting of any awards approved by the Board of Directors, or any committee thereof, under our existing or future employee incentive plans), then the Board of Directors shall make an appropriate adjustment in the exercise price and the number of warrant shares obtainable upon exercise of the warrants then outstanding so as to protect the rights of the holders of the warrants.

We are required to take all actions as may be necessary to assure that the par value per share of the unissued warrant shares acquirable upon exercise of the warrants is at all times equal to or less than the exercise price then in effect. We will notify the warrantholders of any adjustments. If we fail to give such notice, the exercise price and the number of shares issuable upon exercise of the warrants will nevertheless be adjusted.
For purposes of these adjustment provisions, “market price” means as to any security the average of the closing prices of such security’s sales on all domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by OTC Markets Group, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "market price" is being determined and the 20 consecutive business days prior to such day; provided that if such security is listed on any domestic securities exchange the term “business days” as used in this sentence means business days on which such exchange is open for trading. If at any time such security is not listed on any domestic securities exchange or quoted in the domestic over-the-counter market, the “market price” shall be determined in good faith by the Board of Directors.

Amendment
The provisions of the warrants may be amended and we may take any action prohibited under the warrants, or omit to perform any act required to be performed by us, only if we have obtained the written consent of the warrantholders representing a majority of the warrant shares obtainable upon exercise of all of the warrants then outstanding; provided that, other than in connection with the adjustments to the warrants described above, no such action may change the exercise price of the warrants or the number of shares or class of stock obtainable upon exercise of each warrant without the written consent of the warrantholders representing 100% of the warrant shares obtainable upon exercise of the warrants then outstanding.
Governing Law
The warrants will be governed by New York law.
Registration Rights Agreement
On April 30, 2019, we entered into a registration rights agreement with B. Riley and Vintage (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we have agreed to provide B. Riley and Vintage with customary demand and piggyback registration rights for all shares of our common stock they beneficially own following the completion of the Equitization Transactions. In addition, we have also agreed to provide certain piggyback registration rights to all persons who receive shares of our common stock through the exercise of warrants or through the Tranche A-1 debt exchange and who sign a joinder to the Registration Rights Agreement.
Interests of Our Officers, Directors, and Principal Stockholders in the Equitization Transactions
B. Riley and Vintage are each significant stockholders of, and lenders to, the Company. A total of five of our seven directors on the Board of Directors have been designated by either Vintage or B. Riley pursuant to the Investor Rights Agreement. In addition, we are party to a consulting agreement with B. Riley for the services of our Chief Executive Officer. We have also entered into or will enter into various agreements with each of B. Riley and Vintage to implement the Equitization Transactions. These various agreements and relationships may result in B. Riley and Vintage, and any associated directors and officers of the Company, having interests that may be different from those of our stockholders generally.
In addition, a change in control under certain of our employee compensation plans and awards and management severance agreements would require the accelerated vesting of all outstanding and unvested equity awards. If a change in control were to occur following the completion of the Equitization Transactions, certain members of management would be entitled to cash-based severance payments, health and welfare benefits, and bonus payments if such members of senior management are terminated without cause or for good reason (each as defined in the applicable employee compensation plans and awards and management severance agreements) within 24 months following the change in control.
Effect of the Equitization Transactions on Our Incentive Plans
The Compensation Committee of the Board of Directors will determine, at the appropriate time, whether the issuance and sale of our common stock in the Equitization Transactions will result in an equitable adjustment to outstanding awards under our incentive plans, based upon, among other things, the market price of shares of our common stock for periods prior to and after the Equitization Transactions have been commenced and completed. In addition, if the Equitization Transactions result in a change in control, it may trigger certain provisions in our management incentive plans that could accelerate the vesting of outstanding equity awards.
Dilutive Effects of the Equitization Transactions
If the Equitization Transactions are consummated, we will issue approximately 292.4 million shares of common stock. Based on the number of shares of common stock outstanding as of June 27, 2019, the shares issued in the Equitization Transactions will represent approximately 63% of the total shares of common stock outstanding following the Equitization Transactions. This excludes the 16,666,667 shares of common stock subject to issuance pursuant to the warrants issued in the Equitization Transactions as well shares of common stock reserved for issuance under the 2015 LTIP. The actual number of shares of common stock issued in the Equitization Transactions may be higher than the amount indicated, however, due to, among other things, the accumulation of paid-in-kind interest on the outstanding Tranche A-1 last-out term loans under our U.S. credit agreement through the completion of the Tranche A-1 Debt Exchange.
If a stockholder does not exercise any rights in the 2019 rights offering, the number of shares of our common stock that such stockholder owns will not change. However, we intend to issue an aggregate 166,666,667 shares of our common stock through the 2019 rights offering and the backstop exchange commitment. If a stockholder does not exercise its rights in the 2019 rights offering in full, its percentage ownership will be materially diluted after the 2019 rights offering. Further, because we will issue additional shares of our common stock in the other Equitization Transactions and our stockholders (other than B. Riley and Vintage) will not be given the opportunity to participate in those issuances, our stockholders (other than B. Riley and Vintage) will see their percentage ownership materially diluted following the other Equitization Transactions regardless of whether they exercise their rights to participate in the 2019 rights offering.
Assuming we are able to complete the Equitization Transactions, B. Riley’s and Vintage’s respective beneficial ownership of our common stock following the Equitization Transactions will be dependent upon, among other things, the level of participation in the 2019 rights offering by the other existing holders of our common stock, the date of the closing of the Equitization Transactions and the persons to whom warrants are issued in the Equitization Transactions. Set forth below, for illustrative purposes only, are four scenarios, as of June 27, 2019, that indicate the effect that the Equitization Transactions could have on B. Riley’s and Vintage’s respective relative interest following the Equitization Transactions. All numbers are approximated for illustrative purposes only.
Scenario A. All rights are exercised on a pro rata basis by all of the stockholders to whom the rights were issued. B. Riley purchases only the shares of our common stock that it receives by exercising the rights it receives in the 2019 rights offering in full through an exchange of Tranche A-3 last-out term loans pursuant to the backstop exchange commitment. Vintage exchanges all outstanding Tranche A-1 last-out term loans, totaling approximately $37.7 million aggregate principal amount as of June 27, 2019, for shares of our common stock pursuant to the Tranche A-1 Debt Exchange. None of the warrants are issued to B. Riley, but instead are issued to unrelated persons.
Scenario B. Holders of half of the shares (not including shares held by B. Riley or Vintage) of our common stock exercise their rights in the 2019 rights offering. Vintage exercises its rights in the 2019 rights offering. B. Riley acquires the remaining shares in the 2019 rights offering through an exchange of Tranche A-3 last-out term loans pursuant to the backstop exchange commitment. Vintage exchanges all outstanding Tranche A-1 last-out term loans, totaling approximately $37.7 million aggregate principal amount as of June 27, 2019, for shares of our common stock pursuant to the Tranche A-1 Debt Exchange. Half of the warrants are issued to B. Riley, with the remaining warrants issued to unrelated persons.
Scenario C. None of the holders of our common stock (other than Vintage) exercise their rights. B. Riley acquires the remaining shares not purchased by Vintage in the 2019 rights offering through an exchange of Tranche A-3 last-out term loans pursuant to the backstop exchange commitment. Vintage exchanges all outstanding Tranche A-1 last-out term loans, totaling approximately $37.7 million aggregate principal amount as of June 27, 2019, for shares of our common stock pursuant to the Tranche A-1 Debt Exchange. All of the warrants are issued to B. Riley.
Scenario D. None of the holders of our common stock exercise their rights. B. Riley acquires all shares offered in the 2019 rights offering through an exchange of Tranche A-3 last-out term loans pursuant to the backstop exchange commitment. Vintage exchanges all outstanding Tranche A-1 last-out term loans, totaling approximately $37.7 million aggregate principal amount as of June 27, 2019, for shares of our common stock pursuant to the Tranche A-1 Debt Exchange. All of the warrants are issued to B. Riley.

B. Riley Illustrative Ownership

Scenario	Beneficial Ownership Before Equitization Transactions		Beneficial Ownership After Equitization Transactions(2)
	Shares(1)	Percentage	Shares(1)	Percentage
A	10.9	6.5%	21.7	4.7%
B	10.9	6.5%	95.6	20.4%
C	10.9	6.5%	169.5	35.5%
D	10.9	6.5%	194.2	40.6%
(1)Number of shares in millions.

(2)	Includes warrants issued as part of the Equitization Transactions as these warrants will be exercisable within 60 days following their issuance.
Vintage Illustrative Ownership

Scenario	Beneficial Ownership Before Equitization Transactions		Beneficial Ownership After Equitization Transactions
	Shares(1)	Percentage	Shares(1)	Percentage
A	25.1	14.9%	175.5	38.1%
B	25.1	14.9%	175.5	37.4%
C	25.1	14.9%	175.5	36.7%
D	25.1	14.9%	150.8	31.6%
(1)Number of shares in millions.
Litigation Relating to the Equitization Transactions
On May 28, 2019, a putative class action complaint was filed against the Board in the Court of Chancery of the State of Delaware. The complaint is captioned Price v. Avril, et al., C.A. No. 2019-0393-JRS (Del. Ch.). The complaint asserts, among other things, that the Board breached its fiduciary duties for failing to disclose all material information necessary for a fully-informed vote on the Equitization Proposals. Among other remedies, the plaintiff seeks to enjoin a vote on Equitization Proposals, as well as damages, costs and attorneys’ fees.
In addition, on June 3, 2019, a second putative class action complaint was filed against the Board, the Company and Mr. Young in the United States District Court for the District of Delaware. The complaint is captioned Kent v. Babcock & Wilcox Enterprises, Inc., et. al., No. 1:19-cv-01032-MN (D. Del.). The complaint asserts, among other things, claims under Sections 14(a) and 20(a) of the Exchange Act for allegedly causing a materially incomplete and misleading proxy statement to be filed with the SEC on May 13, 2019 and subsequently distributed to our stockholders.
The outcome of the pending and any additional future litigation is uncertain. If any case is not resolved, the lawsuit could prevent or delay completion of the Equitization Transactions and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the completion of the Equitization Transactions is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Equitization Transactions shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the Equitization Transactions on the agreed-upon terms, then such injunction may prevent the Equitization Transactions from being completed at all or within the expected timeframe.

THE 2019 RIGHTS OFFERING
General
The Board of Directors has determined that holders of our common stock will receive one non-transferable right for each share of our common stock held by such holder on the 2019 rights offering record date. We will not issue fractional rights, or pay cash in lieu of fractional rights. Each rights entitles the holder to a basic subscription privilege. Under the basic subscription privilege, each whole rights entitles the holder to purchase 0.986896 shares of our common stock at the subscription price of $0.30 per whole share of common stock. You will not be entitled to exercise an oversubscription privilege to purchase additional shares of common stock that may remain unsubscribed as a result of any unexercised rights. We will not issue any fractional shares of common stock in the 2019 rights offering. Holders of rights may only exercise rights to purchase shares of common stock in whole numbers and any fractional shares will be rounded to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 166,666,667 shares of common stock in the 2019 rights offering. B. Riley, one of our significant stockholders and lenders, will serve as the backstop exchange party in the 2019 rights offering.
The following describes the 2019 rights offering in general and assumes (unless specifically provided otherwise) that you were a holder of our common stock as of the 2019 rights offering record date. If you held your shares of our common stock in a brokerage account or through a dealer or other nominee as of the 2019 rights offering record date, please see the information included in “–Delivery of Subscription Materials and Payment–Beneficial Owners.” As used in this prospectus, the term “business day” means any day on which securities may be traded on the NYSE.
Reasons for the 2019 Rights Offering
On April 5, 2019, we announced that we paid a combined £70 million (approximately $91.5 million at exchange rates at the time of announcement) to the customers on our two remaining European Vølund loss projects – referred to as the “second” and “fifth” projects in previous communications – in exchange for significantly limiting the Company’s obligations under these contracts, including a waiver of the customer’s rejection and termination rights on the fifth project. On April 5, 2019, we also announced that we had amended our U.S. credit agreement with our current lenders. The amendment provided an additional $150.0 million of financing from B. Riley through Tranche A-3 last-out term loans as well as an incremental uncommitted facility of up to $15.0 million to be provided by B. Riley or an assignee. The proceeds from the Tranche A-3 last-out term loans were used to pay the amounts due under these settlement agreements on our two remaining European Vølund loss projects and for working capital and general corporate purposes.
In connection with this amendment, we agreed to use our reasonable best efforts to effect a series of transactions intended to equitize a portion of the last-out term loans outstanding under our U.S. credit agreement. These transactions, which we refer to as the Equitization Transactions, are as follows:

•
a $50.0 million rights offering allowing our stockholders to subscribe for shares of our common stock at a price of $0.30 per share, the proceeds of which will be used to prepay a portion of the Tranche A-3 last-out term loans under our U.S. credit agreement;

•	the exchange of Tranche A-1 last-out term loans under our U.S. credit agreement for shares of our common stock at a price of $0.30 per share; and

•	the issuance to B. Riley or its designees of an aggregate 16,666,667 warrants, each to purchase one share of our common stock at an exercise price of $0.01 per share.
The 2019 rights offering is intended to satisfy our obligation to effect the first of the Equitization Transactions, and, as a result, the proceeds from the 2019 rights offering will be used to repay a portion of our Tranche A-3 last-out term loans under the U.S. credit agreement.

Conditions to the 2019 Rights Offering
Our obligation to consummate the 2019 rights offering is subject to the satisfaction of closing conditions (which may be waived in whole or in part by us) prior to the closing of the 2019 rights offering, including:

(i)
the registration statement relating to the 2019 rights offering shall have been declared effective by the SEC and shall continue to be effective and no stop order shall have been entered by the SEC with respect thereto;

(ii)	the 2019 rights offering shall have been conducted in accordance with the Backstop Exchange Agreement in all material respects;

(iii)	all material governmental and third-party notifications, filings, consents, waivers, and approvals required for the consummation of the 2019 rights offering shall have been made or received;

(iv)
no action shall have been taken, no statute, rule, regulation, or order shall have been enacted, adopted, or issued by any federal, state, or foreign governmental or regulatory authority, and no judgment, injunction, decree, or order of any federal, state or foreign court shall have been issued that, in each case, prohibits the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering or materially impairs the benefit of implementation thereof, and no action or proceeding by or before any federal, state, or foreign governmental or regulatory authority shall be pending or threatened wherein an adverse judgment, decree, or order would be reasonably likely to result in the prohibition of or material impairment of the benefits of the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering;

(v)
the shares of our common stock to be issued in the 2019 rights offering shall have been approved for listing on the NYSE, subject to official notice of issuance; provided, however, that this condition shall not apply in the event our common stock ceases to be listed and traded on the NYSE on or prior to the closing of the 2019 rights offering;

(vi)
we shall have received approval from the requisite stockholder vote of each of the Equitization Proposal, which approval was obtained at our 2019 annual meeting of stockholders held on June 14, 2019; and

(vii)	the Investor Rights Agreement and the Registration Rights Agreement shall remain in full force and effect with regard to us and B. Riley.
Determination of Subscription Price
The subscription price was initially established at $0.30 per share of our common stock following negotiations with B. Riley, the backstop exchange party, as part of the negotiations regarding our commitment to seek to undertake the Equitization Transactions. The subscription price was not intended to bear any relationship to the historical price of our common stock or our past or future operations, cash flows, net income, current financial condition, the book value of our assets or any other established criteria for value. As a result, the subscription price should not be considered an indication of the actual value of our company or our common stock.
No Fractional Rights or Shares of Common Stock
Holders of our common stock as of the 2019 rights offering record date will receive one right for each share of our common stock held as of the 2019 rights offering record date. We will not issue fractional rights or pay cash in lieu of fractional rights.
The basic subscription privilege entitles each holder of a right to purchase 0.986896 shares of our common stock at the subscription price of $0.30 per whole share of common stock. However, we will not issue any fractional shares of common stock in the 2019 rights offering. Holders of rights may only exercise rights to purchase shares of our common stock in whole numbers and any fractional shares will be rounded to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 166,666,667 shares of common stock in the 2019 rights offering. In the unlikely event that, because of the rounding of fractional shares of common stock, the 2019 rights offering would have been subscribed in an amount in excess of 166,666,667 shares of common stock, all shares issued in the 2019 rights offering will be reduced in an equitable manner as we determine in our sole discretion. Any excess funds insufficient to purchase one whole share of our common stock will be returned to the sender by the subscription agent without penalty or interest.
Benefit Plans
Certain retirement plans, like the Benefit Plans, are not permitted to acquire, hold or dispose of subscription rights unless the U.S. Department of Labor issues a prohibited transaction exemption. We have determined that it would not be prudent or cost-effective to request an exemption to permit the Benefit Plans to acquire and hold rights that the Benefit Plans would be unable to exercise. Accordingly, the Benefit Plans have been excluded from receiving any rights under this 2019 rights offering.
Stockholder Approval
Our 2019 annual meeting of stockholders took place on June 14, 2019. At the 2019 annual meeting of stockholders, we asked our stockholders to approve, among other proposals, the following proposals for general improvements in our corporate governance framework and proposals necessary for the conduct of the Equitization Transactions:

•	an amendment to our restated certificate of incorporation to increase the authorized number of shares of our common stock from 200,000,000 to 500,000,000 shares;

•	an amendment to our restated certificate of incorporation to declassify the Board of Directors;

•
amendments to our restated certificate of incorporation to remove provisions that require the affirmative vote of holders of at least 80% of the voting power to approve certain amendments to our restated certificate of incorporation and our bylaws, and replace this requirement with a majority vote requirement;

•	approval of the Equitization Transactions;

•
an amendment to our restated certificate of incorporation to renounce any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any business opportunity that is presented to B. Riley, Vintage or their respective directors, officers, shareholders, or employees; and

•	an amendment to our restated certificate of incorporation to effect a reverse stock split of our common stock.
At our 2019 annual meeting of stockholders held on June 14, 2019, we received the requisite stockholder approval for, among other things, the proposals regarding the increase in the authorized number of shares of our common stock, the Equitization Transactions and the renunciation of business opportunities at our 2019 annual meeting of stockholders.
Commencement of the 2019 Rights Offering
The 2019 rights offering will commence on June 28, 2019.
Backstop Exchange Agreement
We have entered into the Backstop Exchange Agreement with B. Riley. The following is a summary of the terms and conditions of the Backstop Exchange Agreement. This summary is qualified in its entirety by reference to the Backstop Exchange Agreement.
The Backstop Exchange Commitment
Pursuant to the Backstop Exchange Agreement, B. Riley has agreed to purchase from us, at a price per share equal to the subscription price, all unsubscribed shares of our common stock in the 2019 rights offering for cash or by exchanging an equal principal amount of outstanding Tranche A-2 or Tranche A-3 last-out term loans. B. Riley’s obligations under the Backstop Exchange Agreement are subject to various terms and conditions described in the Backstop Exchange Agreement. The purchase of shares of our common stock by B. Riley pursuant to the Backstop Exchange Agreement will be competed in a transaction exempt from the registration requirements of the Securities Act.
Conditions to the Backstop Exchange Commitment
Our obligations and the obligations of B. Riley to consummate the transactions contemplated by the Backstop Exchange Agreement are subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by either party with respect to itself in its sole discretion), which we refer to as the joint conditions:

(i)
the registration statement relating to the 2019 rights offering shall have been declared effective by the SEC and shall continue to be effective and no stop order shall have been entered by the SEC with respect thereto;

(ii)	the 2019 rights offering shall have been conducted in accordance with the Backstop Exchange Agreement in all material respects without the waiver of any condition thereto;

(iii)
all material governmental and third-party notifications, filings, consents, waivers, and approvals required for the consummation of the transactions contemplated by the Backstop Exchange Agreement, including the 2019 rights offering shall have been made or received;

(iv)
no action shall have been taken, no statute, rule, regulation, or order shall have been enacted, adopted, or issued by any federal, state, or foreign governmental or regulatory authority, and no judgment, injunction, decree, or order of any federal, state or foreign court shall have been issued that, in each case, prohibits the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering or materially impairs the benefit of implementation thereof, and no action or proceeding by or before any federal, state, or foreign governmental or regulatory authority shall be pending or, to the knowledge of the parties, threatened wherein an adverse judgment, decree, or order would be reasonably likely to result in the prohibition of or material impairment of the benefits of the implementation of the 2019 rights offering and the issuance and sale of our common stock in the 2019 rights offering;

(v)	we shall have received approval from the requisite stockholder vote of each of the Equitization Proposal, which approval was obtained at our 2019 annual meeting of stockholders held on June 14, 2019;

(vi)
the shares of our common stock to be issued in the 2019 rights offering shall have been approved for listing on the NYSE, subject to official notice of issuance; provided, however, that this condition will not apply in the event our common stock ceases to be listed and traded on the NYSE on or prior to the closing; and

(vii)	the Investor Rights Agreement and the Registration Rights Agreement shall remain in full force and effect with regard to us and B. Riley.
If required, the Company and B. Riley will file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with B. Riley's acquisition of common stock in the Equitization Transactions.
In addition to the joint conditions, our obligation to issue and sell to B. Riley shares of our common stock under the Backstop Exchange Agreement is subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by the Company in its sole discretion):

(i)	the representations and warranties of B. Riley made in the Backstop Exchange Agreement shall be true and correct, subject to certain materiality exceptions; and

(ii)	B. Riley has performed and complied in all material respects with all covenants and agreements contained in the Backstop Exchange Agreement.

In addition to the joint conditions, B. Riley’s obligation to purchase shares of our common stock under the Backstop Exchange Agreement is subject to the satisfaction of each of the following conditions (which may be waived in whole or in part by B. Riley in its sole discretion):

(i)	our representations and warranties made in the Backstop Exchange Agreement shall be true and correct, subject to certain materiality exceptions; and

(ii)	we have performed and complied in all material respects with all covenants and agreements contained in the Backstop Exchange Agreement.
In addition to the foregoing, our obligation to commence and consummate the 2019 rights offering under the Backstop Exchange Agreement is subject to the conditions set forth in "The 2019 Rights Offering–Conditions to the 2019 Rights Offering."
Termination
The Backstop Exchange Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing of the 2019 rights offering and the backstop exchange commitment:

•	by mutual written agreement of B. Riley and us;

•
by either us or B. Riley, if the transactions contemplated by the Backstop Exchange Agreement do not close by the Additional Term Loan Prepayment Transaction Deadline (as defined below); provided, however, that the right to terminate the Backstop Exchange Agreement is not available to any party whose failure to comply with any provision of the Backstop Exchange Agreement is the cause of, or resulted in, the failure of the closing to occur on or prior to such date;

•
by us, (i) if there has been a breach of any covenant or a breach of any representation or warranty of B. Riley, which breach would cause the failure of B. Riley to satisfy any of its conditions, provided that any such breach of a covenant or representation or warranty is not reasonably capable of cure on or prior to the Additional Term Loan Prepayment Transaction Deadline (as defined below); or (ii) upon the occurrence of any event that results in a failure to satisfy any of the joint conditions, which failure is not reasonably capable of cure on or prior to the Additional Term Loan Prepayment Transaction Deadline (as defined below); and

•
by B. Riley, (i) if there has been a breach of any covenant or a breach of any representation or warranty of the Company, which breach would cause the failure of the Company to satisfy any of its conditions, provided that any such breach of a covenant or representation or warranty is not reasonably capable of cure on or prior to the Additional Term Loan Prepayment Transaction Deadline (as defined below); or (ii) upon the occurrence of any event that results in a failure to satisfy any of the joint conditions, which failure is not reasonably capable of cure on or prior to the Additional Term Loan Prepayment Transaction Deadline.

The U.S. credit agreement defines "Additional Term Loan Prepayment Transaction Deadline" to mean (i) October 5, 2019, or (ii) if the 2019 rights offering has not occurred solely as a result of SEC review or other circumstance beyond our control, January 6, 2020.
Indemnification
Pursuant to the Backstop Exchange Agreement, we have agreed to indemnify B. Riley and its affiliates and their respective officers, directors, members, partners, employees, agents, and controlling persons for losses arising out of or in connection with any claim or proceeding instituted by a third-party with respect to the 2019 rights offering, the Backstop Exchange Agreement, certain other transaction documents related thereto, or the transactions contemplated by the foregoing, subject to certain limited exceptions.

Transfer Restrictions
B. Riley has agreed that it will not, prior to the closing of the backstop exchange commitment, and without our prior written consent, hold an aggregate principal amount of combined Tranche A-2 last-out term loans and Tranche A-3 last-out term loans which, when combined with B. Riley's unrestricted cash available to satisfy its obligations under the backstop exchange commitment, would be less than $50.0 million.
Expenses
Pursuant to the Investor Rights Agreement, we have agreed to reimburse B. Riley and Vintage for all reasonable out-of-pocket costs and expenses they incur, including fees for legal counsel, in the 2019 rights offering.
Expiration Date
You may exercise the basic subscription privilege at any time before the expiration date, which is 5:00 p.m., New York City time, on July 18, 2019, which will be the 20th calendar day following the commencement of the 2019 rights offering, unless the 2019 rights offering is extended. Any rights not exercised before the expiration date will expire and become null and void. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise after the expiration date, regardless of when you transmitted the documents.
We may extend the period for exercising the rights, which we refer to as the subscription period, in our sole discretion; provided, however, that we may not extend the subscription period by more than 10 days without the prior written consent of B. Riley. Subject to the foregoing, we may choose to extend the expiration date of the 2019 rights offering if we decide that changes in the market price of our common stock warrant an extension, or if we decide to give holders of rights more time to exercise their rights in the 2019 rights offering. Notwithstanding the foregoing, we will extend the duration of the 2019 rights offering as required by applicable law. Stockholders may exercise their rights at any time during the subscription period.
We may extend the expiration date of the 2019 rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration date of the 2019 rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.
If a stockholder does not exercise its rights at or before the expiration date of the 2019 rights offering, its unexercised rights will be null and void and will have no value. We will not be obligated to honor a stockholder’s exercise of rights if the subscription agent receives the documents or payment of the subscription price relating to a stockholder’s exercise after the 2019 rights offering expires, regardless of when such stockholder transmitted the documents or payment.
The Backstop Exchange Agreement does not prevent us from cancelling, terminating, amending or extending the 2019 rights offering prior to the commencement of the offering. However, once the 2019 rights offering has commenced, any such cancellation, termination, amendment or extension will require the prior consent of B. Riley (except for an extension of the subscription period by not more than 10 days), unless the Backstop Exchange Agreement is terminated.
Any decision to cancel, terminate, amend or extend the 2019 rights offering will be made by us. If the 2019 rights offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest, of all funds received from rights holders prior to termination. All monies received by the subscription agent in connection with the 2019 rights offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the 2019 rights offering.
Subscription Privileges
Your rights entitle you to a basic subscription privilege. You will not be entitled to exercise an oversubscription privilege to purchase additional shares of our common stock that may remain unsubscribed as a result of any unexercised rights.

Basic Subscription Privilege. The basic subscription privilege entitles you to purchase 0.986896 shares of our common stock at the subscription price of $0.30 per whole share of common stock prior to the expiration date. You are not required to exercise your basic subscription privilege, in full or in part.
Return of Excess Payment. If you exercise your basic subscription privilege and, due to rounding, are allocated less than all of the shares of our common stock for which you subscribed, the funds you paid for those shares of common stock that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the expiration date.
Exercising Your Rights
Subscription materials, including rights certificates, will be made available to holders upon the commencement of the 2019 rights offering. You may exercise your rights by delivering the following to the subscription agent before the expiration date:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each share of our common stock subscribed for pursuant to the basic subscription privilege.
You must provide payment in full of the subscription price for each share of our common stock being subscribed for pursuant to the basic subscription privilege to the subscription agent before the expiration date.
Payment of Subscription Price. Your cash payment of the aggregate subscription price for all shares of our common stock that you are subscribing for must be made by either check or bank draft drawn upon a U.S. bank payable to the subscription agent, “Computershare Trust Company, N.A.” Your cash payment of the aggregate subscription price will be deemed to have been received by the subscription agent only when:

•	any uncertified check clears; or

•	the subscription agent receives any certified check or bank draft drawn upon a U.S. bank.
You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price in respect of your basic subscription privilege by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by that time. We urge you to consider using a certified or cashier’s check to avoid missing the opportunity to exercise your rights.
You will not be entitled to any interest earned on the cash funds held by the subscription agent.
The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of common stock, or return your overpayment, if any.
Exercising a Portion of Your Rights. You may subscribe for fewer than all of the shares of our common stock that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate.
Calculation of Rights Exercised. If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration date.

Instructions for Completing the Rights Certificate. You should read and follow the instructions accompanying the rights certificate carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any other documentation or payment to us. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.
You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified check prior to the expiration date.
Signature Guarantee May Be Required. Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or

•	you are an eligible institution.
Delivery of Subscription Materials and Payment
You should deliver the rights certificate and payment of the subscription price, as well as any other required documentation:
If delivering by first class mail:
Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
P.O. Box 43011
Providence, RI 02940-3011

If delivering by registered, certified or express mail, or overnight courier:
Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
150 Royall Street, Suite V
Canton, MA 02021

In considering which method of delivery to use, holders of rights should take into consideration the amount of time remaining in the 2019 rights offering to ensure that materials are delivered prior to the expiration date.
Notices to Nominees. If you are a broker, a dealer, a trustee or a depositary for securities who will hold shares of our common stock for the account of others as a nominee holder and thus will hold rights for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of common stock of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions.
You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our common stock on the 2019 rights offering record date, so long as the nominee submits the appropriate rights certificates and proper payment to the subscription agent.

Beneficial Owners. If you are a beneficial owner of our common stock and thus will be a beneficial owner of rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this 2019 rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.
Procedures for DTC Participants. If you are a broker, a dealer, a trustee or a depositary for securities who holds shares of our common stock for the account of others as a nominee holder and thus will hold rights for the account of others as a nominee holder, you may, upon proper showing to the subscription agent, exercise your beneficial owners’ basic subscription privilege through DTC. Any rights exercised through DTC are referred to as DTC Exercised Rights. You may exercise your DTC Exercised Rights through DTC’s PSOP Function on the “agents subscription over PTS” procedures and instructing DTC to charge the applicable DTC account for the subscription payment and to deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the expiration date.
Determinations Regarding the Exercise of Rights. We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.
We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the 2019 rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of our common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “–Regulatory Limitations” and “–Compliance with State Regulations Pertaining to the 2019 Rights Offering” below.
Subscription Agent
We have appointed Computershare Trust Company, N.A. as subscription agent for the 2019 rights offering. We will pay its fees and expenses related to the 2019 rights offering.
Information Agent
You may direct any questions or requests for assistance concerning the method of exercising your rights, additional copies of this prospectus, the instructions or other subscription materials referred to herein, to the information agent, at the following telephone number and address:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 622-1649
Email: BW@dfking.com
General Considerations Regarding the Partial Exercise of Rights
You will receive a new rights certificate upon a partial exercise of rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., New York City time, on the fifth business day before the expiration date. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to exercise your remaining rights.

You are responsible for all commissions, fees and other expenses (including brokerage commissions) incurred in connection with the exercise of your rights, except that we will pay any fees of the subscription agent associated with the exercise of rights. Any amounts you owe will be deducted from your account.
If you do not exercise your rights before the expiration date, your rights will expire and will no longer be exercisable.
Treatment of Stock Options and Other Awards
Holders of options to purchase shares of our common stock on the 2019 rights offering record date will not receive rights, unless they exercise their options prior to the 2019 rights offering record date. Similarly, holders of performance-based or service-based restricted stock units with respect to shares of our common stock on the 2019 rights offering record date (and certain other compensation awards with value based on or related to the value of our common stock) will not receive rights, except to the extent their restricted stock units or such other awards are settled (to the extent applicable) for shares of common stock prior to the 2019 rights offering record date. In lieu of the holders of such options, restricted stock units and other awards receiving any rights, such options are expected to be equitably adjusted (including terms such as the number of stock options and/or the exercise price, as applicable), and such restricted stock units and such other awards are expected to be equitably adjusted so that they relate to an adjusted number of shares of our common stock. In each case, these adjustments would be intended to, in general, prevent (to the extent practicable) dilution or enlargement of such holders’ rights under such awards directly as a result of the 2019 rights offering. Holders of our equity awards are encouraged to speak with their tax advisors.
Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
No Recommendations to Holders of Rights
Neither we nor the Board of Directors have made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for common stock or simply take no action with respect to your rights, based on your own assessment of your best interests. However, if you do not exercise your rights, you will lose any value inherent in the rights and your percentage ownership interest in us will be diluted. As of the date of this prospectus, none of our directors or executive officers (other than those affiliated with B. Riley) has definitively indicated an intention with respect to participation in the 2019 rights offering. Some of our executive officers and directors may exercise some or all of their rights.
Termination
Subject to our obligations contained in the Backstop Exchange Agreement, we may determine to abandon the 2019 rights offering at any time and, even after the rights have been distributed, may also determine to abandon the 2019 rights offering prior to its commencement or terminate the 2019 rights offering following its commencement for any reason at any time before the expiration date. If we terminate the 2019 rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the 2019 rights offering.
Regulatory Limitations
All rights issued to any rights holder who would, in our opinion, be required to obtain prior clearance or approval from any state, federal, or non-U.S. regulatory authority for the ownership or exercise of rights or the ownership of additional shares of our common stock are null and void and may not be held or exercised by any such holder if, at such time, if applicable, such holder has not obtained such clearance or approval. We are not undertaking to advise stockholders of any such required clearance or approval or to pay any expenses incurred in seeking such clearance or approval. We reserve the right to refuse to issue shares of our common stock to any rights holder who would, in our opinion, be required to obtain prior clearance or approval from any state, federal, or non-U.S. regulatory authority to own or control such shares if, at the time shares are to be issued upon payment therefor, such holder has not obtained such clearance or approval.

We will not offer or sell, or solicit any purchase of, shares in any state or other jurisdiction in which the 2019 rights offering is not permitted. We reserve the right to delay the commencement of the 2019 rights offering in certain states or other jurisdictions if necessary to comply with local laws. We may elect not to offer shares to residents of any state or other jurisdiction whose laws would require a change in the 2019 rights offering in order to carry out the 2019 rights offering in such state or jurisdiction.
Foreign Shareholders
We will not mail rights certificates to shareholders on the 2019 rights offering record date whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on the fifth business day prior to the expiration date, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), the rights will expire at the expiration date.
We will not be required to issue to you shares of common stock pursuant to the 2019 rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration date, you have not obtained such clearance or approval.
Issuance of Common Stock
Unless we earlier terminate the 2019 rights offering, the subscription agent will issue to you the shares of our common stock purchased by you in the 2019 rights offering as soon as practicable after the expiration date. The subscription agent will effect delivery of the subscribed for shares of common stock through the subscription agent’s book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the subscribing holder’s subscribed for shares of common stock and the method by which the subscribing holder may access its account and, if desired, trade its shares.
Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your subscribed for shares of common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder with respect to your subscribed for shares of common stock until such shares are delivered via the book-entry registration statement. Upon such delivery, you will be deemed the owner of the shares of common stock you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.
We will not issue any fractional rights or shares of our common stock.
Compliance with State Regulations Pertaining to the 2019 Rights Offering
We are not making the 2019 rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the offer of the rights would be unlawful. We may delay the commencement of the 2019 rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the 2019 rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the 2019 rights offering. We do not expect that there will be any changes in the terms of the 2019 rights offering.

USE OF PROCEEDS
The gross proceeds that we receive from the 2019 rights offering will depend upon the number of rights exercised. If all of the subscription rights offered are exercised (meaning we issue the maximum possible number of shares of common stock upon exercise of the subscription rights), we will receive gross cash proceeds of approximately $50.0 million and estimate our net proceeds after expenses of the 2019 rights offering to be approximately $49.0 million.
We expect to use the proceeds from the 2019 rights offering to partially repay the indebtedness outstanding and our other obligations under the Tranche A-3 last-out term loans under our U.S. credit agreement.
As of June 27, 2019, there was $162.6 million aggregate principal amount of borrowings outstanding (inclusive of payment-in-kind interest accrued as of June 14, 2019) under our Tranche A-3 last-out term loan bearing interest at 15.50% per annum. The Tranche A-3 last-out term loan matures on December 31, 2020. Assuming the completion of the 2019 rights offering on or before October 5, 2019, we expect to retire $50.0 million of the Tranche A-3 last-out term loan, and pay approximately $4.6 million in accrued and unpaid interest (inclusive of payment-in-kind interest) to satisfy this partial repayment.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis;

•
on an as adjusted basis to reflect (i) the incurrence of $150 million of Tranche A-3 last-out term loans under our U.S. credit agreement, (ii) the offer and sale of 166,666,667 shares of our common stock in the 2019 rights offering and backstop exchange commitment, and (iii) the repayment or exchange, as applicable, of a portion of our last-out term loans under our U.S. credit agreement using the proceeds from the 2019 rights offering and the exercise of backstop exchange commitment; and

•	on a further adjusted basis to reflect the completion of the Tranche A-1 Debt Exchange and Warrant Issuance.
This table should be read in conjunction with the sections titled “Condensed consolidated financial statements,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which is incorporated by reference in this prospectus.

	As of March 31, 2019
	Actual	As Adjusted	As Further Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and cash equivalents(1)	$50,486	$50,486	$50,653
Long-term debt (including current portion):
Senior Secured Credit Facilities:
U.S. revolving credit facility	175,300	134,256	134,256
Last-out term loans	42,413	131,557	98,082
Total liabilities	$217,713	$265,813	$232,338

Stockholders’ (deficit) equity:

Common stock, par value $0.01 per share, authorized 200,000 shares; issued and outstanding 168,862 shares at March 31, 2019, actual, 500,000 shares authorized, 335,529 shares issued and outstanding, as adjusted, and 500,000 shares authorized, 459,144 shares issued and outstanding, as further adjusted	1,748	3,415	4,817
Capital in excess of par value	1,047,466	1,095,799	1,131,643
Treasury stock at cost, 5,924 shares at March 31, 2019	(105,612)	(105,612)	(105,612)
Accumulated deficit	(1,267,679)	(1,267,679)	(1,267,679)
Accumulated other comprehensive loss	(2,482)	(2,482)	(2,482)
Total stockholders’ (deficit) equity attributable to stockholders	(326,559)	(276,559)	(239,313)
Non-controlling interest	8,707	8,707	8,707
Total capitalization	$(100,139)	$(2,039)	$1,732
(1)    Includes restricted cash and cash equivalents of $6,959
The table above reflects the fact that we received stockholder approval at the 2019 annual meeting of stockholders of all proposals required for the completion of the Equitization Transactions and the filing of a certificate of amendment to our restated certificate of incorporation to increase the number of authorized shares of our common stock from 200,000,000 to 500,000,000. The table above does not include 12,271,731 shares of common stock reserved for issuance under the 2015 LTIP or the additional 16,666,666 shares of common stock to be reserved for issuance in connection with the establishment of a long-term employee equity retention pool under the 2015 LTIP.

DESCRIPTION OF CAPITAL STOCK
In the discussion that follows, we have summarized selected provisions of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, relating to our capital stock. This summary is not complete. This discussion is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws. You should read the provisions of our restated certificate of incorporation and amended and restated bylaws as currently in effect for provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Information Incorporated By Reference.”
Authorized Capital Stock
Our authorized capital stock consists of:

•	500,000,000 shares of common stock; and

•	20,000,000 shares of preferred stock, issuable in series.
The authorized shares of common stock have a par value of $0.01 per share. The authorized shares of preferred stock have a par value of $0.01 per share.
Common Stock
Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our Board of Directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.
Holders of our common stock are entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of the Board of Directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our contractual arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.
Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All of our outstanding shares of common stock are fully paid and non-assessable.
Our common stock is listed on the NYSE under the symbol “BW.” The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
At the direction of the Board of Directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. The Board of Directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.
Undesignated preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common stockholders. For example, any preferred stock issued may rank senior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.
Limitation on Directors’ Liability and Renunciation of Business Opportunity
Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent Delaware law permits. Specifically, no director will be personally liable for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; and

•	for any transaction from which the director derived an improper personal benefit.
This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities.

Our certificate of incorporation expressly renounces any interest or expectancy of our company in, or in being offered an opportunity to participate in, any business opportunity that is presented to B. Riley, Vintage or their respective directors, officers, shareholders, or employees.
Statutory Business Combination Provision
As a Delaware corporation, we are subject to Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•
before that person became an interested stockholder, the Board of Directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•
on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
following the transaction in which that person became an interested stockholder, both the Board of Directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 203 of the General Corporation Law of the State of Delaware, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that the Board of Directors opposes but that a stockholder might consider to be in its best interest. These provisions could also have the effect of increasing the bargaining leverage of the Board of Directors, on behalf of our stockholders, in any future negotiations concerning a potential change of control of our company. The Board of Directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. The Board of Directors considers those tactics to be disruptive and potentially contrary to the overall best interests of our stockholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving stockholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling stockholder. The concentration of control in our company that could result from such an offer could deprive our remaining stockholders of the benefits of listing on the New York Stock Exchange and public reporting under the Exchange Act.
While the Board of Directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our stockholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate terms that are fair to all stockholders with the Board of Directors. The Board of

Directors believes that the provisions described below will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all stockholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with the Board of Directors. The Board of Directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our stockholders. The Board of Directors recognizes that a takeover might in some circumstances be beneficial to some or all of our stockholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.
Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws provide that only a majority of the Board of Directors or the chairman of the Board of Directors may call a special meeting of the Board of Directors or our stockholders.
Our certificate of incorporation provides for a classified board of directors. The Board of Directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors expires. As a result, our stockholders elect approximately one-third of the Board of Directors each year. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, the Board of Directors from time to time, but will not be less than three. Our certificate of incorporation provides that directors may be removed only with cause or upon a board determination (as such terms are defined in our certificate of incorporation) and, in either case, by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on the Board of Directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. These provisions prevent our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Our bylaws contain advance notice and other procedural requirements that apply to stockholder nominations of persons for election to the Board of Directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to the Board of Directors or proposing that any other action be taken is required to give our Corporate Secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of the Board of Directors or a majority of the Board of Directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our Corporate Secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe specific information that any such stockholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.
Our certificate of incorporation provides that our stockholders may adopt, amend and repeal our bylaws at any regular or special meeting of stockholders by a vote of at least 80% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the bylaws has been included in the notice of that meeting. Our certificate of incorporation also confers on the Board of Directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.

As discussed above under “–Preferred Stock,” our certificate of incorporation authorizes the Board of Directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences to holders of our common stock of the acquisition, ownership, disposition, expiration or exercise of the rights. This discussion is based upon the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements and judicial decisions as of the date of this prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. In particular, changes in the Code or applicable Treasury Regulations could adversely affect the U.S. federal income tax treatment of stock rights with characteristics similar to the rights. Any future legislation, Treasury Regulation, or other guidance could be enacted or promulgated so as to apply retroactively to the receipt or exercise of the rights. Any such changes could materially affect the continuing validity of this discussion.
This discussion applies only to U.S. holders that hold our common stock and rights as “capital assets,” within the meaning of Section 1221 of the Code. This discussion is limited to the U.S. federal income tax consequences of the receipt and exercise of rights generally and does not address all potential tax consequences that may be relevant to you in light of your particular circumstances. Further, this discussion does not address holders of our common stock or rights who are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	S corporations and owners thereof;

•	entities classified as partnerships for U.S. federal income tax purposes and owners thereof;

•	insurance companies and other financial institutions;

•	mutual funds;

•	dealers in stocks and securities;

•	traders or investors in our common stock or rights who elect the mark-to-market method of accounting for such stock or rights;

•	shareholders who received shares of common stock from the exercise of employee stock options or otherwise as compensation or will receive rights as compensation;

•	shareholders who hold shares of common stock or will hold their rights in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•
shareholders who hold their shares of common stock or will hold rights as part of a hedge, straddle, wash sale, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	certain United States expatriates;

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities;

•
U.S. holders who beneficially own our shares or rights through either a “foreign financial institution” (as such term is defined in Section 1471(d) (4) of the Code) or certain other non-U.S. entities specified in Section 1472 of the Code.

This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to current holders of options, warrants or other rights to acquire shares of our common stock. We have not sought, and will not seek, a ruling from the IRS regarding the

2019 rights offering or the related issuance of the common stock. Accordingly, there can be no assurance that the IRS will agree with the summary of tax consequences set forth below.
You are a U.S. holder if you are a beneficial owner of rights or common stock and you are:

•
an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code;

•
a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United Sates, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (a) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives a distribution of rights or holds the common stock received upon exercise of the rights, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving, selling or exercising the rights and acquiring, holding or disposing of our shares of common stock.
You should consult your tax advisor regarding the application of the U.S. federal income tax laws to your particular situation, as well as the applicability of any U.S. federal estate and gift, state, local or foreign tax laws to which you may be subject.
Tax Implications to the Holders upon Receipt of the Rights
The U.S. federal income tax consequences of the 2019 rights offering will depend on whether the 2019 rights offering is considered part of a “disproportionate distribution” within the meaning of Section 305 of the Code. Your receipt of the distribution of rights in the 2019 rights offering should be treated as a nontaxable distribution with respect to your existing common stock for U.S. federal income tax purposes provided that the 2019 rights offering is not part of a “disproportionate distribution”. It is the opinion of our tax counsel, King & Spalding LLP, that the distribution of the rights should be treated as a non-taxable stock dividend for holders of our common stock under Section 305(a) of the Code. There is a lack of direct authority, however, addressing the application of Section 305(a) of the Code to distributions of subscription rights, including ones that incorporate the specific terms of, and facts surrounding, this offering, and thus the application of Section 305(a) of the Code to the distribution of the rights in our offering is not certain. In addition, our tax counsel’s position is not binding on the IRS, or the courts. If this position were determined by the IRS to be incorrect, the fair market value of the rights could be taxable to holders of our common stock as a dividend to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of basis to the extent thereof, and then as capital gain.
The distribution of the rights would be taxable to holders of our common stock under Section 305(b) of the Code if the 2019 rights offering were to be treated as a distribution or part of a series of distributions that have the effect of the receipt of cash or other property by some of our stockholders and an increase in the proportionate interest of our other stockholders in our assets or earning and profits. Distributions having that effect are referred to as “disproportionate distributions.” For purposes of the definition of “disproportionate distributions”, the term “property” includes money, securities and any other property, except that “property” does not include stock in the corporation making the distribution or rights to acquire such stock. The term “stockholders” includes holders of rights to acquire stock of the corporation making the distribution and holders of debt instruments convertible into stock of such corporation. The reference to a “series of distributions” encompasses all distributions of stock made or deemed made by a corporation which have the result of receipt of cash or property by some stockholders and an increase in the proportionate interests of other stockholders. Under the Treasury Regulations applicable to Section 305(b), where the receipt of cash or property occurs more than 36 months following a distribution or series of distributions of stock, or where a distribution is made more than 36 months following the receipt of cash or property, such distribution or distributions will be presumed not to result in the receipt of cash or property by some stockholders and an increase in the proportionate interest of other stockholders, unless the receipt of cash or property by some stockholders and the distribution or series of distributions are made pursuant to a plan.
We have never paid cash dividends on our common stock and do not anticipate making any distributions of cash or other property (other than stock or rights to acquire stock) in the foreseeable future with respect to our common stock or any securities providing the holder thereof with rights to acquire our common stock (including any warrants issued pursuant to the Warrant Issuance). In addition, we currently do not have any convertible debt or preferred stock outstanding, nor do we currently intend to issue any convertible debt or preferred stock. On the basis of the relevant facts discussed herein and certain assumptions and representations that we provided to tax counsel, it is the opinion of our tax counsel, King & Spalding, that the distribution of the rights in the 2019 rights offering should not constitute part of a “disproportionate distribution” pursuant to Section 305(b) of the Code. Due to lack of authority, however, the actual application of the Code Section 305 rules to the 2019 rights offering (and any interest therein or obtained thereby) is not certain. If our tax counsel’s opinion were determined by the IRS to be incorrect, whether on the basis that the issuance of the subscription rights is a “disproportionate distribution” or otherwise, the fair market value of the rights could be taxable to holders of our common stock as a dividend to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of basis to the extent thereof, and then as capital gain. See “–Consequences if the 2019 Rights Offering is Considered Part of a Disproportionate Distribution.”
The remaining description assumes (unless explicitly stated otherwise) that holders of our common stock will not be subject to U.S. federal income tax on the receipt of rights.
Tax Basis and Holding Period of the Rights
For U.S. federal income tax purposes, your tax basis and holding period with respect to the rights you receive with respect to your holdings of our common stock will depend on the fair market value of the rights you receive and the fair market value of your existing holdings of our common stock on the date you receive the rights. If, on the rights distribution date, the fair market value of rights which we distribute to you represents less than 15% of the fair market value of your shares of common stock with respect to which such rights were distributed, your basis in those rights generally will be zero unless you elect to allocate tax basis between your existing common stock and your rights in proportion to their relative fair market values determined on the date you receive your rights pursuant to Section 307 of the Code and the Treasury Regulations thereunder. If you choose to allocate tax basis between your existing common stock and your rights, you must make this election on a statement included with your tax return for the taxable year in which you receive your rights. Such an election is irrevocable. If the fair market value of the rights which we distribute to you represents 15% or more of the fair market value of your shares of common stock with respect to which such rights were distributed, your basis in your shares of common stock with respect to which such rights were distributed will be allocated between those shares of common stock and the rights in proportion to their relative fair market values on the rights distribution date.
The fair market value of the rights on the date of the distribution of the rights is inherently uncertain. We have not obtained any fair market value appraisal, and we do not plan to commission any appraisal regarding the fair market value of the rights. In ascertaining fair market value of the rights, you should consider all relevant facts and circumstances.
Your holding period for the rights that we distribute to you will include the holding period of your shares of common stock with respect to which such rights were distributed.
Holders of our common stock that have acquired different blocks of our common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, rights distributed.

Expiration of Rights
If you receive rights from us and you allow such rights to expire while you continue to hold the shares of common stock with respect to which the rights were distributed (i.e., you do not exercise such rights), then you will not be permitted to recognize a taxable loss. If your basis in your shares of common stock was allocated between that stock and the distributed rights, then your basis in the expired rights will be reallocated to that stock.
Exercise of Rights; Basis and Holding Period of Acquired Shares
You should not recognize gain or loss upon the exercise of the rights. Your basis in the shares of common stock you acquire through exercise of such rights should equal the sum of (1) the subscription price you paid to acquire such shares of common stock and (2) your basis, if any, in the rights which you exercised. Your holding period in the acquired shares of common stock should begin on the day you exercise the rights.
If you exercise a right distributed to you in the 2019 rights offering after disposing of the share of our common stock with respect to which such right is received, certain aspects of the tax treatment of the exercise of the right are unclear, including (1) the allocation of tax basis between the common stock previously sold and the right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of common stock acquired through the exercise of the subscription right. If you exercise a right distributed to you in the 2019 rights offering after disposing of the common stock with respect to which the right is received, you should consult your tax advisor as to these uncertainties.
Consequences if the 2019 Rights Offering is Considered Part of a Disproportionate Distribution
If the 2019 rights offering is part of a “disproportionate distribution” within the meaning of Section 305 of the Code, the distribution of the rights would be treated as a distribution with respect to your underlying common stock equal to the fair market value of the rights you received and would be taxable to you as a dividend to the extent that such fair market value is allocable to our current or accumulated earnings and profits determined for the taxable year in which the rights are distributed. We cannot determine, before the consummation of the 2019 rights offering, the extent to which we will have sufficient current and accumulated earnings and profits to cause any distribution to be treated as a dividend. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates subject to any applicable dividends-received deduction. Subject to the discussion of the “unearned income Medicare contribution tax” set forth below (see below, “–Additional Medicare Tax on Net Investment Income”), dividends received by noncorporate holders of our common stock are taxed at preferential rates provided that the holder meets applicable holding period and other requirements. Any such distribution in excess of our current and accumulated earnings and profits would be treated first as a tax-free return of your basis in our common stock and thereafter as gain from the sale or exchange of your common stock. Regardless of whether the distribution of rights is treated as a dividend, as a tax-free return of basis or as gain from the sale or exchange of our common stock, your tax basis in the rights you receive will be their fair market value.
If the receipt of rights is taxable to you as described in the previous paragraph and you allow the rights received in the 2019 rights offering to expire, you should recognize a capital loss equal to your tax basis in the expired rights. Your ability to use any capital loss is subject to certain limitations. You will not recognize any gain or loss upon the exercise of the rights, and the tax basis of the shares of common stock acquired through exercise of the rights will equal the sum of the subscription price for the shares and your tax basis in the rights. The holding period for the shares of common stock acquired through exercise of the rights will begin on the date the rights are exercised.
Sale or Other Disposition of the Rights Shares
If you sell, transfer or dispose of the shares that you acquire in respect of the exercise of your rights, the recognition of the gain or loss upon the sale, transfer or disposition of such shares should be a capital gain or loss, assuming the shares are held as capital assets at the time of sale. If you hold your shares for more than one year, the treatment of the gain or loss should be long-term capital gain or loss. Under current law, long-term capital gains of individuals, estates, and trusts are subject to a reduced maximum tax rate of 20% plus the additional Medicare tax on net investment income described below under “–Additional Medicare Tax on Net Investment Income,” if applicable.
Additional Medicare Tax on Net Investment Income
An additional 3.8% tax is imposed on the net investment income of certain U.S. citizens and residents, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Code Section 7701(b), and on the undistributed net investment income of certain estates and trusts. Among other items, net investment income generally includes gross income from dividends and net gain from the disposition of property, such as the rights and the common stock, less certain deductions. You should consult your tax advisor with respect to this additional tax.
Information Reporting and Backup Withholding
You may be subject to information reporting to the IRS and/or U.S. federal backup withholding with respect to dividend payments on, or the gross proceeds from the disposition of, shares of our common stock that you acquire through the exercise of rights. Backup withholding should not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Backup withholding may apply if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding, and that you are a U.S. person. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing the applicable information.
Tax Consequences to the Company
It is the opinion of our tax counsel, King & Spalding, that the Company should not recognize any gain or loss for U.S. federal income tax purposes as a result of the distribution of rights pursuant to the 2019 rights offering.
As described in detail under “Risk Factors” above, under the Code, an “ownership change” with respect to a corporation could limit the amount of pre-ownership change NOLs and certain other tax assets that the corporation may utilize after the ownership change to offset future taxable income or, ultimately, tax liability, thus reducing the amount of cash available to the corporation. The issuance of our common stock in the 2019 rights offering, alone or taken together with the other Equitization Transactions will likely result in a shift in our beneficial ownership that would trigger an ownership change with respect to our stock. More specifically, an ownership change would occur if the aggregate stock ownership of beneficial owners of at least 5% of our stock increases by more than 50 percentage points over the preceding three-year period. If all stockholders do not exercise their rights in full, the purchase of shares of our common stock likely will result in a shift in this beneficial ownership that would trigger an ownership change with respect to our stock.
If there is an ownership change with respect to our stock, the amount of annual limitation on the utilization of our pre-ownership-change NOLs and certain other tax assets generally would be equal to the value of our stock immediately before the ownership change multiplied by the applicable adjusted federal long-term tax-exempt rate.

PLAN OF DISTRIBUTION
We are distributing rights directly to holders of our common stock on a pro rata basis.
We will pay D.F. King & Co., Inc., the information agent, an estimated fee of approximately $12,500 and Computershare Trust Company, N.A., the subscription agent, an estimated fee of approximately $50,000 for their services in connection with the 2019 rights offering (which includes the subscription agent’s fees associated with the exercise). We have also agreed to reimburse the information agent and the subscription agent for their reasonable expenses in connection with the 2019 rights offering. Any rights not bought by existing security holders will not be reoffered to the public.
We expect that we will incur an aggregate of approximately $1.0 million in expenses in connection with the 2019 rights offering. We will pay these expenses from our existing cash balances.
We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the 2019 rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

LEGAL MATTERS
King & Spalding LLP, Atlanta, Georgia, will pass upon the validity of the common stock offered hereby on our behalf.
EXPERTS
The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year-ended December 31, 2018, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company's ability to continue as a going concern, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
We “incorporate by reference” certain documents we have filed with the SEC, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents are hereby incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on April 2, 2019 and as amended on April 30, 2019;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 9, 2019;

•
our Current Reports on Form 8-K filed with the SEC on January 15, 2019, February 1, 2019, March 18, 2019, March 20, 2019, March 29, 2019, April 5, 2019 (with respect to Items 1.01, 2.03 and 3.02 only), April 30, 2019 and June 17, 2019 (with respect to Items 5.02, 5.03 and 5.07 only); and

•
the description of our capital stock contained in our Information Statement, filed as Exhibit 99.1 to Amendment No. 4 to our Registration Statement on Form 10 (File No. 001-36876), filed on June 9, 2015, including any amendment or report filed for the purpose of updating such description.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:
Babcock & Wilcox Enterprises, Inc.
Attention: Corporate Secretary
20 South Van Buren Avenue
Barberton, OH 44203
(330) 753-4511

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available on the website of the SEC referred to above. We maintain a website at http://www.babcock.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Prospectus
Babcock & Wilcox Enterprises, Inc.
Common Stock
Nontransferable Subscription Rights to Purchase up to 166,666,667 Shares of Common Stock at $0.30 per Share
June 28, 2019